CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s annual report on internal control over financial reporting” included in Management’s Discussion and Analysis for the fiscal year ended December 28, 2025. Management is also responsible for the preparation and presentation of other financial information included in the 2025 Annual Report and its consistency with the consolidated financial statements.

The Audit and Finance Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The consolidated financial statements have been independently audited by KPMG LLP, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company. In addition, our auditors have issued a report on the Company’s internal controls over financial reporting as of December 28, 2025. KPMG LLP has direct access to the Audit and Finance Committee of the Board of Directors.

(Signed: Glenn J. Chamandy)	(Signed: Luca Barile)
Glenn J. Chamandy	Luca Barile
President and Chief Executive Officer	Executive Vice-President, Chief Financial Officer

February 25, 2026

GILDAN 2025 REPORT TO SHAREHOLDERS 70

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Gildan Activewear Inc. (the Company) as of December 28, 2025 and December 29, 2024, the related consolidated statements of earnings and comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 28, 2025 and December 29, 2024, and the financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 28, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

GILDAN 2025 REPORT TO SHAREHOLDERS 71

CONSOLIDATED FINANCIAL STATEMENTS

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below matter arising from the current period audit of the consolidated financial statements that communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinion on the critical audit matters or on the accounts or disclosures to which relate.
Assessment and allocation of inventories costs
As discussed in Note 8 to the consolidated financial statements, the inventories balance as of December 28, 2025 was $2,370.2 million, of which work in process and finished goods inventories of the Company excluding respective Hanes inventory amounts (which were recorded at fair value less cost to sell at the date of acquisition of Hanes) represented $1,121.5 million. As discussed in Note 3(c) to the consolidated financial statements, inventories are stated at the lower of cost, determined on a first-in, first-out basis, and net realizable value. As the Company manages its day-to-day production costs and inventories using a standard costing system, variances arise between these standard costs and the actual manufacturing costs. Adjustments are therefore required at period-end to measure inventories at their actual cost. This involves the combination of automated and non-automated systems and processes using data obtained from different geographical locations to accumulate manufacturing variances at each stage of the Company’s vertically integrated manufacturing process and identify costs to be expensed immediately to cost of sales. Such costs include additional costs incurred as a result of operating below normal capacity and abnormal costs. The Company then applies a variance deferral factor, based on the number of days of inventories on hand based on the most recent past production, to determine the variances to be included in ending inventories. The determination of the variance deferral factor involves estimation.

GILDAN 2025 REPORT TO SHAREHOLDERS 72

CONSOLIDATED FINANCIAL STATEMENTS

We identified the assessment of costs directly related to the conversion of raw materials to finished goods and the allocation of manufacturing variances to the carrying value of inventories as a critical audit matter. A higher degree of auditor judgment and audit effort was required in testing the costs included in the carrying value of inventories and evaluating the variance deferral factor used in allocating the manufacturing variances given the complexity of the process.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s inventory costing process, including controls related to: (1) identifying costs to be expensed immediately; and (2) establishing the variance deferral factor. We tested the eligibility of costs for recognition in inventories by: (1) assessing the nature of costs included in inventories by inspecting a sample of transactions recorded as manufacturing costs and tracing them to underlying documentation; (2) analyzing manufacturing variances to identify the existence of costs to be expensed immediately; and (3) assessing changes in production activity to identify costs to be expensed immediately. We assessed the variance deferral factor based on the number of days of inventory on hand determined by reference to the most recent past production, which included testing certain of the inputs to the calculation.
Provisional valuation of customer relationships, Hanes trademark, and HanesBrands Australia (HAA) net assets held for sale
As discussed in note 5 to the consolidated financial statements, on December 1, 2025, the Company acquired HanesBrands Inc. (Hanes). As of December 28, 2025, the Company has not completed the determination of the fair value of assets acquired and liabilities assumed for the Hanes acquisition. The provisional fair values of the customer relationships of $799 million was determined using the multi-period excess earnings method, the Hanes trademark of $1,644 million was determined using the relief from royalty method and the fair value less cost to sell of the HAA net assets held for sale of $600 million was determined using the market approach. Management’s determination of the provisional fair value of the above assets acquired involved estimates and assumptions. The significant assumptions used to determine the provisional fair value of the customer relationships were forecasted revenues, annual customer attrition rate, forecasted earnings before interest, tax, depreciation, and amortization (EBITDA) margins, and discount rate. The significant assumptions used to determine the provisional fair value of the Hanes trademark were forecasted revenue attributable to the trademark, trademark royalty rate, long term growth rate, and discount rate. The significant assumptions used to determine the provisional fair value less cost to sell of HAA net assets held for sale were normalized last-twelve-month (LTM) EBITDA and LTM EBITDA multiple.

GILDAN 2025 REPORT TO SHAREHOLDERS 73

CONSOLIDATED FINANCIAL STATEMENTS

We identified the provisional valuation of customer relationships, Hanes trademark, and HAA net assets held for sale as a critical audit matter. The valuations included assumptions based on limited observable information, which impacted the nature and extent of audit effort. The audit effort also required specialized skills and knowledge.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the valuation process of the above assets at the date of acquisition of Hanes. This included controls related to the determination of the significant assumptions related to customer relationships, Hanes trademark and HAA net assets held for sale. For customer relationships, we compared the forecasted revenues, and forecasted EBITDA margin assumptions to Hanes historical results, publicly available growth rate estimates of comparable companies and current market indices. In addition, we compared the annual customer attrition rate assumption to historical attrition experienced by the acquired company. For the Hanes trademark, we compared the forecasted revenue attributable to the trademark to historical actual results, publicly available growth rate estimates of comparable companies and current market indices. For HAA net assets held for sale, we compared the normalized LTM EBITDA to HAA historical actual results and assessed certain adjustments made to historical results to derive normalized LTM EBITDA through corroboration.
We involved valuation professionals with specialized skills and knowledge who assisted in the following:
•for customer relationships, assessing the discount rate used in the valuation, by comparing the inputs to the discount rate to publicly available data
•for the Hanes trademark, (1) comparing the Company’s trademark royalty rate assumption to licensing transactions for similar intellectual property and other benchmarking metrics, (2) assessing the discount rate used in the valuation by comparing the inputs to publicly available data, and (3) comparing the long term growth rate assumption to economic data
•for the HAA net assets held for sale, comparing the Company’s LTM EBITDA multiple assumption to publicly available LTM EBITDA multiples for comparable entities.

/s/ KPMG LLP
We have served as the Company’s auditor since 1996.
Montréal, Canada
February 25, 2026

GILDAN 2025 REPORT TO SHAREHOLDERS 74

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Gildan Activewear Inc.

Opinion on Internal Control Over Financial Reporting
We have audited Gildan Activewear Inc.’s (the Company) internal control over financial reporting as of December 28, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 28, 2025 and December 29, 2024, the related consolidated statements of earnings and comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 25, 2026 expressed an unqualified opinion on those consolidated financial statements.
The Company acquired HanesBrands Inc. during 2025, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 28, 2025, HanesBrands Inc.’s internal control over financial reporting associated with $217 million of net sales, $17 million of net loss, $2,470 million of current assets, $3,858 million of non-current assets, $1,078 million of current liabilities and $1,731 million of non-current liabilities included in the consolidated financial statements of the Company as of and for the year ended December 28, 2025. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of HanesBrands Inc.
Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting" included in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

GILDAN 2025 REPORT TO SHAREHOLDERS 75

CONSOLIDATED FINANCIAL STATEMENTS

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Montréal, Canada
February 25, 2026

GILDAN 2025 REPORT TO SHAREHOLDERS 76

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars)

	December 28, 2025	December 29, 2024

Current assets:
Cash and cash equivalents (note 6)	$284,458	$98,799
Trade accounts receivable (note 7)	955,670	542,359
Inventories (note 8)	2,370,165	1,110,562
Prepaid expenses, deposits and other current assets	140,271	106,964
Assets held for sale (note 23)	959,313	—
Total current assets	4,709,877	1,858,684
Non-current assets:
Property, plant and equipment (note 9)	1,467,719	1,173,240
Right-of-use assets (note 10(a))	234,752	95,568
Intangible assets (note 11)	3,021,414	253,319
Goodwill (note 11)	868,848	271,677
Deferred income taxes (note 20)	22,952	21,800
Other non-current assets	139,675	40,834
Total non-current assets	5,755,360	1,856,438
Total assets	$10,465,237	$3,715,122
Current liabilities:
Accounts payable and accrued liabilities	$1,264,210	$490,073
Income taxes payable	80,764	29,668
Current portion of lease obligations (note 10(b))	59,759	17,749
Current portion of long-term debt (note 12)	450,000	300,000
Liabilities held for sale (note 23)	380,923	—
Total current liabilities	2,235,656	837,490
Non-current liabilities:
Long-term debt (note 12)	3,863,680	1,235,870
Lease obligations (note 10(b))	254,742	99,671
Deferred income taxes (note 20)	401,097	28,630
Employee benefit obligations (note 13)	118,409	37,667
Other non-current liabilities (note 14)	29,432	19,143
Total non-current liabilities	4,667,360	1,420,981
Total liabilities	6,903,016	2,258,471
Commitments, guarantees and contingent liabilities (note 26)
Equity (note 15):
Share capital	2,299,475	268,557
Contributed surplus	112,775	69,920
Retained earnings	1,170,259	1,118,201
Accumulated other comprehensive (loss) income	(20,288)	(27)
Total equity attributable to shareholders of the Company	3,562,221	1,456,651
Total liabilities and equity	$10,465,237	$3,715,122

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:
(Signed: Glenn J. Chamandy)	(Signed: Ghislain Houle)
Glenn J. Chamandy	Ghislain Houle
Director	Director

GILDAN 2025 REPORT TO SHAREHOLDERS 77

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
Fiscal years ended December 28, 2025 and December 29, 2024
(in thousands of U.S. dollars, except per share data)

	2025	2024
Net sales (note 29)	$3,619,236	$3,270,590
Cost of sales	2,489,369	2,266,911
Gross profit	1,129,867	1,003,679
Selling, general and administrative expenses (note 18(a))	389,351	390,769
Restructuring and acquisition-related costs (recoveries) (note 19)	120,578	(5,329)
Operating income	619,938	618,239
Financial expenses, net (note 16(c))	148,746	104,154
Earnings before income taxes	471,192	514,085
Income tax expense (note 20)	77,257	113,220
Net earnings from continuing operations	393,935	400,865
Earnings from discontinued operations, net of tax (note 23)	4,944	—
Net earnings	398,879	400,865

Other comprehensive (loss) income, net of related income taxes:
Cash flow hedges (note 16(d))	(37,156)	(13,677)
Actuarial (loss) gain on employee benefit obligations (note 13(a))	(2,429)	(817)
Translation adjustments	16,895	—
	(22,690)	(14,494)
Comprehensive income	$376,189	$386,371

Earnings per share (note 21):
Basic earnings per share:
Continuing operations	$2.57	$2.46
Discontinued operations	0.04	—
Total	$2.61	$2.46

Diluted earnings per share:
Continuing operations	$2.57	$2.46
Discontinued operations	0.04	—
Total	$2.61	$2.46
See accompanying notes to consolidated financial statements.

GILDAN 2025 REPORT TO SHAREHOLDERS 78

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Fiscal years ended December 28, 2025 and December 29, 2024
(in thousands or thousands of U.S. dollars)

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total Equity
	Number	Amount
Balance, December 31, 2023	169,986	$271,213	$61,363	$13,650	$1,611,231	$1,957,457
Share-based compensation	—	—	64,376	—	—	64,376
Shares issued under employee share purchase plan	43	1,661	—	—	—	1,661
Shares issued pursuant to exercise of stock options	184	6,304	(947)	—	—	5,357
Shares issued or distributed pursuant to vesting of restricted share units	658	20,237	(39,439)	—	—	(19,202)
Shares repurchased for cancellation (including share buyback taxes) (note 15(d))	(17,735)	(29,670)	—	—	(731,829)	(761,499)
Share repurchases for settlement of non-Treasury RSUs (note 15(e))	(725)	(1,188)	—	—	(26,505)	(27,693)
Change from equity-settled to cash-settled arising from change in settlement	—	—	(15,396)	—	—	(15,396)
Payout of employee portion of deferred compensation	—	—	(1,312)	—	—	(1,312)
Dividends declared	—	—	1,275	—	(134,744)	(133,469)
Transactions with shareholders of the Company recognized directly in equity	(17,575)	(2,656)	8,557	—	(893,078)	(887,177)
Cash flow hedges (note 16(d))	—	—	—	(13,677)	—	(13,677)
Actuarial gain (loss) on employee benefit obligations (note 13(a))	—	—	—	—	(817)	(817)
Net earnings	—	—	—	—	400,865	400,865
Comprehensive income	—	—	—	(13,677)	400,048	386,371
Balance, December 29, 2024	152,411	$268,557	$69,920	$(27)	$1,118,201	$1,456,651
Share-based compensation	—	—	47,783	—	—	47,783
Shares issued under employee share purchase plan	35	1,805	—	—	—	1,805
Shares issued pursuant to exercise of stock options	283	11,676	(3,246)	—	—	8,430
Shares issued or distributed pursuant to vesting of restricted share units	649	13,324	(37,316)	—	—	(23,992)
Shares issued as consideration for business acquisition	36,090	2,014,571	—	—	—	2,014,571
Replacement awards (note 5, note 17, note 19)	—	—	49,545	—	—	49,545
Transaction costs on shares issued	—	(2,447)	—	—	—	(2,447)
Shares repurchased for cancellation (including share buyback taxes) (note 15(d))	(3,750)	(7,004)	—	—	(178,889)	(185,893)
Share repurchases for settlement of non-Treasury RSUs (note 15(e))	(566)	(1,007)	—	—	(28,486)	(29,493)
Reclassification to accrued withholding taxes on vested equity awards	—	—	(17,326)	—	—	(17,326)
Payout of employee portion of deferred compensation	—	—	1,636	—	—	1,636
Dividends declared	—	—	1,779	—	(137,017)	(135,238)
Transactions with shareholders of the Company recognized directly in equity	32,741	2,030,918	42,855	—	(344,392)	1,729,381
Cash flow hedges (note 16(d), note 23)	—	—	—	(37,156)	—	(37,156)
Actuarial gain (loss) on employee benefit obligations	—	—	—	—	(2,429)	(2,429)
Translation adjustments (note 15(b))	—	—	—	16,895	—	16,895
Net earnings	—	—	—	—	398,879	398,879
Comprehensive income	—	—	—	(20,261)	396,450	376,189
Balance, December 28, 2025	185,152	$2,299,475	$112,775	$(20,288)	$1,170,259	$3,562,221

See accompanying notes to consolidated financial statements.
GILDAN 2025 REPORT TO SHAREHOLDERS 79

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal years ended December 28, 2025 and December 29, 2024
(in thousands of U.S. dollars)

	2025	2024
Cash flows from (used in) operating activities:
Net earnings	$398,879	$400,865
Adjustments for:
Depreciation and amortization (note 22)	147,566	138,202
Loss (gain) on disposal of PP&E, intangible assets, and right-of-use assets	4,156	(212)
Share-based compensation	47,951	64,529
Deferred income taxes (note 20)	(4,664)	12,665
Other (note 24(a))	23,604	(48,740)
Changes in working capital balances (note 24(c))	(11,177)	(65,921)
Cash flows from (used in) operating activities	606,315	501,388

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(106,436)	(145,332)
Purchase of intangible assets	(7,371)	(5,020)
Business acquisitions (note 5)	(122,717)	—
Proceeds from sale and leaseback, disposal of assets held for sale and other disposals of PP&E	521	38,236
Cash flows from (used in) investing activities	(236,003)	(112,116)

Cash flows from (used in) financing activities:
Increase (Decrease) in amounts drawn under long-term bank credit facility	240,000	(235,000)
Proceeds from term loan (note 12)	1,100,000	300,000
Repayment of Hanes accounts receivable securitization facility (note 5)	(115,000)	—
Repayment of Hanes debt (note 5)	(2,320,500)	—
Proceeds from issuance of Senior unsecured notes (note 12)	1,686,280	500,000
Repayment of delayed draw term loan (note 12)	(300,000)	—
Bridge facility commitment fees	(9,275)	—
Net interest expense incurred on bond issuance previous to Hanes transaction close	(2,895)	—
Debt breakage fee (note 5)	(31,831)	—
Dividends paid	(135,237)	(133,469)
Repurchase and cancellation of shares (note 15d))	(183,495)	(755,608)
Other (note 24(d))	(105,112)	(55,274)
Cash flows from (used in) financing activities	(177,065)	(379,351)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	2,912	(764)
Net increase (decrease) in cash and cash equivalents during the fiscal year	196,159	9,157
Cash and cash equivalents, beginning of fiscal year	98,799	89,642
Cash and cash equivalents, end of fiscal year	$294,958	$98,799
Balances included in the Consolidated Statements of Financial Position:
Cash and Cash equivalents	284,458	98,799
Cash and cash equivalents in current assets held for sale	10,500	—
Cash and cash equivalents, end of fiscal year	$294,958	$98,799

Cash paid (included in cash flows from operating activities):
Interest	108,047	78,227
Income taxes, net of refunds	29,465	47,949
Supplemental disclosure of cash flow information (note 24)
See accompanying notes to consolidated financial statements.
The cash flows related to discontinued operations have not been segregated and remain included in the major classes of assets and liabilities. Accordingly, the Consolidated Statements of Cash Flows include the results of continuing and discontinued operations.
GILDAN 2025 REPORT TO SHAREHOLDERS 80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal years ended December 28, 2025 and December 29, 2024
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, hosiery and underwear. The Company's fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These consolidated financial statements are as at and for the fiscal years ended December 28, 2025 (fiscal 2025) and December 29, 2024 (fiscal 2024) and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a) Statement of compliance:
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements for the fiscal year ended December 28, 2025 were authorized for issuance by the Board of Directors of the Company on February 25, 2026.

(b) Basis of measurement:
These consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated statements of financial position:
•Derivative financial instruments which are measured at fair value;
•Employee benefit obligations related to defined benefit plans which are measured at the present value of the defined benefit obligations, net of advance payments made to employees thereon;
•Liabilities for cash-settled share-based payment arrangements which are measured at fair value, and equity-classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-based payment;
•Discontinued, damaged, and excess finished inventories which are carried at the net realizable value;
•Provisions for decommissioning, site restoration costs, and onerous contracts which are measured at the present value of the expenditures expected to be required to settle the obligation; and
•Identifiable assets acquired and liabilities assumed in connection with a business combination which are initially measured at fair value.
•Assets and liabilities classified as held for sale initially measured at their estimated fair value less cost to sell as of the acquisition date, in accordance with IFRS 3 and IFRS 5 (note 5).

These consolidated financial statements are presented in U.S. dollars, which is the Company's functional currency.

GILDAN 2025 REPORT TO SHAREHOLDERS 81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2. BASIS OF PREPARATION:

(c) Discontinued Operations:
In August 2025, when the Company announced that it had entered into a definitive merger agreement to acquire HanesBrands (refer to note 5 for additional information), management announced that it was undertaking a strategic review of the businesses of HanesBrands Australia (“HAA”) which could include a sale or other transaction. On December 1, 20205, when the Company purchased Hanes, the Company considered HAA to be as a component business acquired with a view to be resold. Immediately following the acquisition, management has taken steps to formalize its decision with the Board of Directors, engage financial advisors, identify potential buyers and commence a sale process. The Company expects to complete the sale of the business within the next twelve months.

As a result, the net assets of HAA acquired have been classified as held for sale and measured at their fair value less cost to sell as of the date of the Hanes acquisition. HAA has been classified as a discontinued operation in these consolidated financial statements. Unless otherwise noted, discussion within these notes to the consolidated financial statements relates to continuing operations. See Note 23 “Businesses Held for Sale and Discontinued Operations” for additional information about discontinued operations.

(d) Initial application of new or amended accounting standards:
During the year ended December 29, 2024, the Company adopted the following new or amended accounting standards:

Amendments to International Accounting Standard ("IAS") 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. On October 31, 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). These further amendments clarify how to address the effects on classification and disclosure of covenants which an entity is required to comply with on or before the reporting date and covenants which an entity must comply with only after the reporting date. The 2020 amendments and the 2022 amendments (collectively “the Amendments”) are effective for annual periods beginning on or after January 1, 2024 and are applied retrospectively. The amendment of IAS 1 had no impact on the Company’s consolidated financial statements.

IAS 12 Amendment International Tax Reform - Pillar Two Model Rules
In May 2023, the International Accounting Standards Board issued the IAS 12 Amendment International Tax Reform - Pillar Two Model Rules on mandatory relief for accounting for deferred taxes from the global minimum taxation. The amendments provide a temporary exception from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules published by the OECD, including tax law that implements qualified domestic minimum top-up taxes described in those rules. The amendments also introduced targeted disclosure requirements in the notes for affected entities to enable users of financial statements to understand the extent to which an entity will be affected by the minimum tax, particularly before the legislation comes into force. The amendments to IAS 12 were effective for annual periods beginning on or after January 1, 2023. The Company updated its disclosures in its 2023 annual consolidated financial statements for the year ended December 31, 2023, with further updated disclosures in these annual consolidated financial statements for the year ended December 29, 2024. The Company applied the mandatory temporary exemption from recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes in the Company's consolidated financial statements for the year ended December 29, 2024.

GILDAN 2025 REPORT TO SHAREHOLDERS 82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. MATERIAL ACCOUNTING POLICY INFORMATION:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)Basis of consolidation:
(i) Subsidiaries:
Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are aligned with the policies adopted by the Company. Intragroup transactions, balances, and unrealized gains or losses on transactions between group companies are eliminated.

The Company’s principal subsidiaries, their jurisdiction of incorporation, and the Company’s percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of incorporation	Ownership percentage
Gildan Activewear SRL	Barbados	100%
Gildan Yarns, LLC	Delaware	100%
Gildan USA LLC	Delaware	100%
Gildan Activewear Dominican Republic Textile Company Inc.	Barbados	100%
Gildan Honduras Properties, S. de R.L.	Honduras	100%
G.A.B. Limited	Bangladesh	100%
SDS International Limited	Bangladesh	100%
Hanesbrands LLC	USA	100%
HBI Branded Apparel Enterprises LLC	USA	100%
HBI Receivables LLC	USA	100%
Hanesbrands El Salvador, LTDA. DE. CV.	El Salvador	100%
Hanes Innerwear Australia Pty Ltd	Australia	100%
Hanes Australia Pty Ltd	Australia	100%

The Company has no other subsidiaries representing individually more than 10% of the total consolidated assets and 10% of the consolidated net sales of the Company, or in the aggregate more than 20% of the total consolidated assets and the consolidated net sales of the Company as at and for the fiscal year ended December 28, 2025.

(ii) Other:
The Company is reporting separately the results of the HAA business as discontinued operations in its consolidated statements of earnings and comprehensive income and the corresponding assets and liabilities as held for sale. Refer to note 2 c) of these consolidated financial statements. Except where expressly indicated otherwise, the discussion contained within the notes to the consolidated financial statements concerns continuing operations. See Note "Businesses Held for Sale and Discontinued Operations” for additional information.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(b)Trade accounts receivable:
Trade accounts receivable consist of amounts due from our normal business activities. An allowance for expected credit losses is maintained to reflect an impairment risk for trade accounts receivable based on an expected credit loss model which factors in changes in credit quality since the initial recognition of trade accounts receivable based on customer risk categories. Expected credit losses are also provided for based on collection history and specific risks identified on a customer-by-customer basis. Trade accounts receivable are presented net of allowances for expected credit losses, sales discounts, and sales returns when the Company has a right to offset the amounts.

The Company may continuously sell trade accounts receivables of certain designated customers to a third-party financial institution in exchange for a cash payment equal to the face value of the sold trade receivables less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade accounts receivables but does not retain any credit risk with respect to any trade accounts receivables that have been sold. All trade accounts receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position, as the sale of the trade accounts receivables qualify for de-recognition. The net cash proceeds received by the Company are included as cash flows from operating activities in the consolidated statements of cash flows. The difference between the carrying amount of the trade accounts receivables sold under the agreement and the cash received at the time of transfer is recorded in the statement of earnings and comprehensive income within financial expenses.

(c)Inventories:
Inventories are stated at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle, and reflect the various stages of production that inventories have reached at period-end. Inventory costs include the purchase price and other costs directly related to the acquisition of raw materials and spare parts held for use in the manufacturing process, and the cost of purchased finished goods. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overhead to the cost of inventories is based on the normal capacity of the production facilities. Additional costs incurred as a result of operating below the normal capacity of the production facilities are excluded from the carrying value of inventories and charged directly to cost of sales. Normal capacity is the average production expected to be achieved during the fiscal year, under normal circumstances. The Company manages its day-to-day production costs and inventories using a standard inventory costing system whereby the cost of a product is determined using pre-established rates for materials, labour and production overhead expenses based on the manufacturing specifications of the product. At period end, the Company assesses whether the variances between the standard costs and the actual costs incurred relate to the conversion of materials to finished goods, or if they represent abnormal costs that should be charged directly to cost of sales. The carrying value of inventories is then adjusted to record the manufacturing variances related to inventories still on hand and manufacturing variances related to inventories that have been sold are charged to cost of sales, through an allocation method which uses an estimated variance deferral factor based on the number of days of inventory on hand based on the most recent past production. The Company's inventory costing process involves a combination of automated and non-automated systems and processes using data obtained from different geographical locations to accumulate manufacturing variances at each stage of the Company's vertically integrated manufacturing process and identify costs to be expensed immediately. Net realizable value is the estimated selling price of finished goods in normal sales channels, or where applicable, liquidation channels, less the estimated costs of completion and selling expenses. Raw materials, work in progress, and spare parts inventories are not written down if the finished products in which they will be incorporated are expected to be sold at or above cost.

GILDAN 2025 REPORT TO SHAREHOLDERS 84

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(c)Inventories (continued):
The cost of inventories may no longer be recoverable if inventories are discontinued, damaged, in excess quantities, or if their selling prices or estimated forecast of product demand decline. Discontinued, damaged, and excess inventories are carried at the net realizable value, as those inventories are sold below cost in liquidation channels. In determining the net realizable value of finished goods, the Company considers recent recovery rates and current market conditions in these channels. The Company regularly reviews inventory quantities on hand, current production plans, and forecasted future sales, and inventories are written down to net realizable value when it is determined that they are no longer fully recoverable. There is estimation uncertainty in relation to the identification of excess inventories used in establishing the net realizable value. As at December 28, 2025, a 10% decrease or increase in the expected selling prices used to establish the net realizable value of discontinued, damaged, and excess inventories would not result in either a material decrease or an increase in inventories. If actual market conditions are less favorable than previously projected or if liquidation of the inventory which is no longer deemed fully recoverable is more difficult than anticipated, additional write-downs may be required.

(d)Discontinued operations and assets held for sale:
Non-current assets and liabilities which are classified as assets held for sale are reported in current assets and current liabilities, respectively, in the statement of financial position, when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use, and a sale is considered highly probable. Assets held for sale are stated at the lower of their carrying amount and fair value less costs to sell.

(e)Property, plant and equipment:
Property, plant and equipment are initially recorded at cost and are subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment includes expenditures that are directly attributable to the acquisition or construction of an asset. The cost of self-constructed assets includes the cost of materials and direct labour, site preparation costs, initial delivery and handling costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and condition necessary for the assets to be capable of operating in the manner intended by management. The cost of property, plant and equipment also includes, when applicable, borrowing costs, as well as the initial present value estimate of the costs of decommissioning or dismantling and removing the asset and restoring the site on which it is located at the end of its useful life, which is amortized over the remaining life of the underlying asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of other equipment. Subsequent costs are included in an asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits are present and the cost of the item can be measured reliably. When property, plant and equipment are replaced they are fully written down. Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized in the statement of earnings and comprehensive income.

Land is not depreciated. The cost of property, plant and equipment less its residual value, if any, is depreciated on a straight-line basis over the following estimated useful lives:

Asset	Useful life
Buildings and improvements(1)	5 to 40 years
Manufacturing equipment(2)	2 to 20 years
Other equipment	3 to 10 years
(1) The majority of the Company's buildings are depreciated over a 30 to 40 year period.
(2) The majority of the Company's manufacturing equipment is depreciated over a 15 to 20 year period.

The useful lives of the Company’s equipment are generally not impacted by climate-related transitional matters because the Company generally expects to make additions at the end of their useful lives.

Assets not yet utilized in operations include expenditures incurred to date for plant constructions or expansions which are still in process and equipment not yet placed into service as at the reporting date. Depreciation on these assets commences when the assets are available for use.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(f)Intangible assets:
Definite life intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses. Intangible assets include identifiable intangible assets acquired and consist of customer contracts and customer relationships, license agreements, trademarks, and non-compete agreements. Intangible assets also include computer software that is not an integral part of the related hardware. Indefinite life intangible assets represent intangible assets which the Company controls, which have no contractual or legal expiration date and therefore are not amortized as there is no foreseeable time limit to their useful economic life. An assessment of indefinite life intangible assets is performed annually to determine whether events and circumstances continue to support an indefinite useful life and any change in the useful life assessment from indefinite to finite is accounted for as a change in accounting estimate on a prospective basis.
Intangible assets with finite lives are amortized on a straight-line basis over the following estimated useful lives:

Asset	Useful life
Customer contracts and customer relationships	7 to 20 years
License agreements	3 to 10 years
Computer software	4 to 7 years

The Company's trademarks are not amortized as they are considered to be indefinite life intangible assets.

The costs of information technology projects that are directly attributable to the design and testing of identifiable and unique software products, including internally developed computer software, are recognized as intangible assets when the following criteria are met:
•it is technically feasible to complete the software product so that it will be available for use;
•management intends to complete the software product and use it;
•there is an ability to use the software product;
•it can be demonstrated how the software product will generate probable future economic benefits;
•adequate technical, financial, and other resources to complete the development and to use the software product are available; and
•the expenditures attributable to the software product during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense in the consolidated statements of earnings and comprehensive income as incurred.

(g)Goodwill:
Goodwill is measured at cost less accumulated impairment losses, if any. Goodwill arises on business combinations and is measured as the excess of the consideration transferred and the recognized amount of the non-controlling interest in the acquired business, if any, over the fair value of identifiable assets acquired and liabilities assumed of an acquired business.

(h)Impairment of non-financial assets:
Non-financial assets that have an indefinite useful life such as goodwill and trademarks are not subject to amortization and are therefore tested annually for impairment or more frequently if events or changes in circumstances indicate that the asset might be impaired. Assets that are subject to amortization are assessed at the end of each reporting period as to whether there is any indication of impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s value in use and fair value less costs of disposal. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case assets are grouped at the lowest levels for which there are separately identifiable cash inflows (i.e., cash-generating units or "CGUs").

GILDAN 2025 REPORT TO SHAREHOLDERS 86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(h)Impairment of non-financial assets (continued):
A goodwill impairment loss is not reversed. Impairment losses on non-financial assets other than goodwill recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

The calculation of fair value less costs of disposal or value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of key assumptions and estimates with respect to a variety of factors, including estimated sales volumes, selling prices, input costs, selling, general and administrative (SG&A) expenses, and the multiple applied to forecasted adjusted EBITDA, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results, earnings multiples obtained by using market comparables as references, and discount rates which are used to reflect market-based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third-party licensing arrangements, changes to the Company’s business strategy, and changes in economic and market conditions can result in actual useful lives and future cash flows that differ significantly from estimates and could result in increased charges for amortization or impairment. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions and the associated cash flows materially decrease, the Company may be required to record material impairment charges or accelerated depreciation and amortization charges related to its non-financial assets. Please refer to note 11 for additional details on the recoverability of the Company’s cash-generating units.

(i)Financial instruments:
The Company initially recognizes financial instruments on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial instruments are initially measured at fair value. If the financial instrument is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the instrument’s acquisition or origination. On initial recognition, the Company classifies its financial assets or financial liabilities as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial instruments and the contractual cash flow characteristics of the financial instruments.

Financial assets
Financial assets are classified into the following categories and depend on the purpose for which the financial assets were acquired.

Financial assets measured at amortized cost
A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:
•The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
•The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest.

The Company currently classifies its cash and cash equivalents, trade accounts receivable, certain other current assets (excluding derivative financial instruments designated as effective hedging instruments), and long-term non-trade receivables as financial assets measured at amortized cost. The Company de-recognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

GILDAN 2025 REPORT TO SHAREHOLDERS 87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):
(i)Financial instruments (continued):
Financial assets (continued)
Financial assets measured at fair value
These assets are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss. However, for investments in equity instruments that are not held for trading, the Company may elect at initial recognition to present gains and losses in other comprehensive income. For such investments measured at fair value through other comprehensive income, gains and losses are never reclassified to profit or loss, and no impairment is recognized in profit or loss. Dividends earned from such investments are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment. The Company currently has no significant financial assets measured at fair value other than derivative financial instruments.

Financial liabilities
Financial liabilities are classified into the following categories.

Financial liabilities measured at amortized cost
A financial liability is subsequently measured at amortized cost, using the effective interest method. The Company currently classifies accounts payable and accrued liabilities (excluding derivative financial instruments designated as effective hedging instruments), and long-term debt bearing interest at variable and fixed rates as financial liabilities measured at amortized cost.

Financial liabilities measured at fair value
Financial liabilities at fair value are initially recognized at fair value and are remeasured at each reporting date with any changes therein recognized in net earnings. The Company currently has no significant financial liabilities measured at fair value.

Fair value of financial instruments
Financial instruments measured at fair value use the following fair value hierarchy to prioritize the inputs used in measuring fair value:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•Level 3: inputs for the asset or liability that are not based on observable market data.

Impairment of financial assets
The Company recognizes loss allowances for expected credit losses on financial assets measured at amortized cost. The Company recognizes a loss allowance at an amount equal to the lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. Otherwise, the loss allowance for that financial instrument corresponds to an amount equal to twelve-month expected credit losses. The Company uses the simplified method to measure the loss allowance for trade receivables at lifetime expected losses. The Company uses historical trends of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends. Losses are recognized in the consolidated statements of income and reflected in an allowance account against trade and other receivables.

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3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(j)Derivative financial instruments and hedging relationships:
The Company enters into derivative financial instruments to hedge its market risk exposures. On initial designation of the hedge, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the changes in cash flows of the respective hedged items during the period for which the hedge is designated. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net earnings.

Derivatives are recognized initially at fair value, and attributable transaction costs are recognized in net earnings as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges
When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a highly probable forecasted transaction that could affect net earnings, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in accumulated other comprehensive income as part of equity. The amount recognized in other comprehensive income is removed and included in net earnings under the same line item in the consolidated statements of earnings and comprehensive income as the hedged item, in the same period that the hedged cash flows affect net earnings. When a hedged forecasted transaction subsequently results in the recognition of a non-financial asset or liability, the cash flow hedge reserve is removed from accumulated other comprehensive income and included in the initial cost or carrying amount of the asset or liability. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in net earnings. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecasted transaction is no longer expected to occur, then the balance in accumulated other comprehensive income is recognized immediately in net earnings.

(k)Employee benefits:
Defined contribution plans
The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred. Benefits are also provided to employees through defined contribution plans administered by the governments in the countries in which the Company operates. The Company’s contributions to these plans are recognized in the period when services are rendered.

Defined benefit plans
The Company maintains a liability for statutory severance obligations for active employees primarily located in the Caribbean and Central America which is payable to the employees in a lump sum payment upon termination of employment. The liability is based on management’s best estimates of the ultimate costs to be incurred to settle the liability and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions.

As part of the HanesBrands acquisition (refer to note 5 of these consolidated financial statements), the Company assumed Hanes’ pension plans consisting of mainly the HanesBrands Inc. pension plans in the U.S., which were frozen effective December 31, 2005, as well as various nonqualified retirement plans and international plans.

Liabilities related to defined benefit plans are included in other non-current liabilities in the consolidated statements of financial position. Service costs, interest costs, and costs related to the impact of program changes are recognized in cost of sales in the consolidated statements of earnings. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized directly to other comprehensive income in the period in which they arise, and are immediately transferred to retained earnings without reclassification to net earnings in a subsequent period.

GILDAN 2025 REPORT TO SHAREHOLDERS 89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(l)Provisions:
Decommissioning and site restoration costs
The Company recognizes decommissioning and site restoration obligations for future removal and site restoration costs associated with the restoration of certain property and plant should it decide to discontinue some of its activities.

(m)Share capital:
Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When the shares are cancelled, the excess of the consideration paid over the average stated value of the shares purchased for cancellation is charged to retained earnings.

(n)Revenue recognition:
The Company derives revenue from the sale of finished goods, which include activewear, hosiery, underwear, and intimates. The Company recognizes revenue at a point in time when it transfers control of the finished goods to a customer, which generally occurs upon shipment of the finished goods from the Company’s facilities. In certain arrangements, control is transferred and revenue is recognized upon delivery of the finished goods to the customer’s premises.

Some arrangements for the sale of finished goods provide for customer price discounts, rights of return and/or volume rebates based on aggregate sales over a specified period, which gives rise to variable consideration. At the time of sale, estimates are made for items giving rise to variable consideration based on the terms of the sales program or arrangement. The variable consideration is estimated at contract inception using the most likely amount method and revenue is only recognized to the extent that a significant reversal of revenue is not expected to occur. The estimate is based on historical experience, current trends, and other known factors. New sales incentive programs which relate to sales made in a prior period are recognized at the time the new program is introduced. Sales are recorded net of customer discounts, rebates, and estimated sales returns, and exclude sales taxes. A provision is recognized for expected returns in relation to sales made before the end of the reporting period.

Under cooperative advertising arrangements, the Company agrees to reimburse the retailer for a portion of the costs incurred by the retailer to advertise and promote certain of the Company’s products. The Company recognizes the cost of cooperative advertising programs.

Consideration payable to a customer that is not considered a distinct good or service from the customer, such as one-time fees paid to customers for product placement or product introduction, is accounted for as a reduction of the transaction price, and the Company recognizes the reduction of revenue at the later of when Company recognizes revenue for the transfer of the related goods to the customer or when the Company pays or promises to pay the consideration.

(o)Cost of sales and gross profit:
Cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the cost of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties. Gross profit is the result of net sales less cost of sales. The Company’s gross profit may not be comparable to gross profit as reported by other companies, since some entities include warehousing and handling costs, and/or exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales.

GILDAN 2025 REPORT TO SHAREHOLDERS 90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(p)Selling, general and administrative expenses:
Selling, general and administrative (“SG&A”) expenses include warehousing and handling costs, selling and administrative personnel costs, advertising and marketing expenses, costs of leased non-manufacturing facilities and equipment, professional fees, non-manufacturing depreciation expense, and other general and administrative expenses. SG&A expenses also include amortization of intangible assets.

(q)Restructuring and acquisition-related costs:
Restructuring and acquisition-related costs are expensed when incurred, or when a legal or constructive obligation exists. Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction and integration costs incurred pursuant to business acquisitions. The nature of expenses included in restructuring and acquisition-related costs may include: severance and termination benefits, including the termination of employee benefit plans; gains or losses from the remeasurement and disposal of assets held for sale; write-downs of property, plant and equipment, right-of-use assets, and software related to exit activities; facility exit and closure costs, including the costs of physically transferring inventory and fixed assets to other facilities; costs of integrating the IT systems of an acquired business to Gildan’s existing IT systems; legal, accounting and other professional fees (excluding costs of issuing debt or equity) directly incurred in connection with a business acquisition; purchase gains on business acquisitions; losses on business acquisitions achieved in stages; contingent amounts payable to selling shareholders under their employment agreements pursuant to a business acquisition; and the remeasurement of liabilities related to contingent consideration incurred in connection with a business acquisition.

(r)Cotton and cotton-based yarn procurement:
The Company contracts to buy cotton and cotton-based yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments as they are entered into for purchase and receipt in accordance with the Company’s expected usage requirements, and therefore are not measured at fair value. The Company commits to fixed prices on a percentage of its cotton and cotton-based yarn requirements up to twenty-four months in the future. If the cost of committed prices for cotton and cotton-based yarn plus estimated costs to complete production exceed current selling prices, a loss is recognized for the excess as a charge to cost of sales.

(s)Government assistance:
Government assistance is recognized only when there is reasonable assurance the Company will comply with all related conditions for receipt of the assistance. Government assistance, including grants and tax credits, related to operating expenses is accounted for as a reduction to the related expenses. Government assistance, including monetary and non-monetary grants and tax credits related to the acquisition of property, plant and equipment, is accounted for as a reduction of the cost of the related property, plant and equipment, and is recognized in net earnings using the same methods, periods and rates as for the related property, plant and equipment.

(t)Financial expenses (income):
Financial expenses (income) include: interest expense on borrowings, including realized gains and/or losses on interest rate swaps designated for hedge accounting; gains on debt redemption, net of debt breakage fee, net interest expense incurred on bond issuance prior to Hanes transaction close, bank and other financial charges; amortization of debt facility fees, discount on the sales of trade accounts receivable; interest income on funds invested; interest on lease obligations; accretion of interest on discounted provisions; net foreign currency losses and/or gains; and losses and/or gains on financial derivatives that do not meet the criteria for effective hedge accounting.

GILDAN 2025 REPORT TO SHAREHOLDERS 91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(u)Income taxes:
Income tax expense is comprised of current and deferred income taxes, and is included in net earnings except to the extent that it relates to a business acquisition, or items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. The Company recognizes deferred income tax assets for unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are derecognized to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss at the time of the transaction; and, where the timing of the reversal of a temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Company has determined that income taxes arising from legislation enacted or substantively enacted to implement the Pillar Two model rules, including legislation implementing qualified domestic minimum top-up taxes, are income taxes within the scope of IAS 12. The Company accounts for such income taxes as a current tax when it is incurred.

In determining the amount of current and deferred income taxes, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management’s assessment of the technical merits of its positions due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes.

(v)Earnings per share:
Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed using the weighted average number of common shares outstanding for the period adjusted to include the dilutive impact of stock options and restricted share units. The number of additional shares is calculated by assuming that all common shares held in trust for the purpose of settling non-Treasury restricted share units have been delivered, all dilutive outstanding options are exercised and all dilutive outstanding Treasury restricted share units have vested, and that the proceeds from such exercises, as well as the amount of unrecognized share-based compensation which is considered to be assumed proceeds, are used to repurchase common shares at the average share price for the period. For Treasury restricted share units, only the unrecognized share-based compensation is considered assumed proceeds since there is no exercise price paid by the holder.

GILDAN 2025 REPORT TO SHAREHOLDERS 92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(w)Share-based payments:
Stock options, Stock appreciation rights, Treasury and non-Treasury restricted share units
Stock options, Stock appreciation rights ("SARs"), Treasury restricted share units, and non-Treasury restricted share units are equity settled share-based payments, which are measured at fair value at the grant date. For stock options and SARs, the compensation cost is measured using the Black-Scholes option pricing model and is expensed over the award's vesting period. For Treasury and non-Treasury restricted share units, compensation cost is measured at the fair value of the underlying common share at the grant date and is expensed over the award's vesting period. For Treasury restricted share units, issued with market performance objectives, compensation cost is measured using a Monte Carlo model considering market performance conditions at grant date and is expensed over the award’s vesting period. Compensation expense is recognized in net earnings with a corresponding increase in contributed surplus. Any consideration paid by plan participants on the exercise of stock options is credited to share capital. Upon the exercise of stock options, the vesting of Treasury restricted share units, and upon delivery of the common shares for settlement of vesting non-Treasury restricted share units or SARs, the corresponding amounts previously credited to contributed surplus are transferred to share capital. The number of non-Treasury restricted share units remitted to the participants upon settlement is equal to the number of non-Treasury restricted share units awarded less units withheld to satisfy the participants' statutory withholding tax requirements. Stock options and Treasury restricted share units that are dilutive and meet performance conditions as at the reporting date are considered in the calculation of diluted earnings per share, as per note 3(v) to these consolidated financial statements.

Estimates for forfeitures and performance conditions
The measurement of compensation expense for stock options, SARs, Treasury restricted share units and non-Treasury restricted share units is net of estimated forfeitures. For the portion of Treasury restricted share units and non-Treasury restricted share units that are issuable based on non-market performance conditions, the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Deferred share unit plan
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors, who receive a portion of their compensation in the form of deferred share units (“DSUs”). These DSUs are cash settled awards and are initially recognized in net earnings based on fair value at the grant date. The DSU obligation is included in accounts payable and accrued liabilities and is remeasured at fair value, based on the market price of the Company’s common shares, at each reporting date.

Employee share purchase plans
For employee share purchase plans, the Company's contribution, on the employee's behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of common shares is also recorded as an increase to share capital.

(x)Leases:
At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The Company recognizes a right-of-use ("ROU") asset and a lease liability at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the lease term. The lease term includes consideration of an option to renew or to terminate if the Company is reasonably certain to exercise that option. Lease terms range from 1 to 32 years for manufacturing, sales, distribution, and administrative facilities and land leases. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

GILDAN 2025 REPORT TO SHAREHOLDERS 93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(x)Leases (continued):
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Lease payments mainly include fixed, or in substance fixed, payments and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero.

The Company has elected to apply the practical expedient not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

(y)Use of estimates and judgments:
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies:
The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Business acquisitions
Management makes estimates and assumptions to determine the fair values of assets acquired and liabilities assumed in a business combination including intangible assets and assets and liabilities held for sale at the acquisition date. Such estimates and assumptions are inherently uncertain and subject to refinement. As of December 28, 2025, the Company has not completed the determination of the fair value of assets acquired and liabilities assumed for the Hanes acquisition and therefore provisional amounts have been reported. During the measurement period, the Company may adjust any provisional amounts reported on the acquisition date if additional information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected their measurement on that date. Adjustments to provisional amounts are recognized with corresponding adjustments to goodwill.

Determination of cash generating units
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. The Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Textile & Sewing (excluding Hanes), Hosiery (excluding Hanes), Textile & Sewing (Hanes), Hosiery (Hanes), and Intimates (Hanes) as they represent the lowest level of identifiable group of assets that generated cash inflows that are largely independent of the cash inflows from other group of assets.

Inventories
The costing of inventory involves the determination of whether costs incurred are abnormal costs and whether manufacturing variances relate to inventory on hand or cost of sales.
GILDAN 2025 REPORT TO SHAREHOLDERS 94

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(y)Use of estimates and judgments (continued):
Critical judgments in applying accounting policies (continued):

Income taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates, as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

4. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)
In May 2024, IASB issued limited amendments to IFRS 9 and IFRS 7. These amendments provide clarity on the timing of recognition and derecognition of financial assets and liabilities, the assessment of contractual cash flow characteristics, and the resulting classification and disclosure of financial assets with environmental, social, and governance linked or other contingent features. Additionally, the amendments clarify that a financial liability is derecognized on the settlement date, with the accounting policy choice to derecognize a financial liability settled using an electronic payment system before the settlement date, provided specific conditions are met. Additional disclosures are required for financial instruments with contingent features and investments in equity instruments designated at fair value through other comprehensive income with these amendments. These amendments are effective for annual reporting periods beginning on or after January 1, 2026, and are not expected to have an impact on the Company's consolidated financial statements. The Company has elected not to early adopt these amendments.

IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")
On April 9, 2024, the IASB issued IFRS 18 to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. The standard sets out requirements on presentation and disclosures in financial statements. It introduces a defined structure for the statement of income composed of required categories and subtotals. The standard also introduces specific disclosure requirements for management-defined performance measures and a reconciliation between these measures and the most similar subtotal specified in IFRS, which must be disclosed in a single note. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on its consolidated financial statements.
GILDAN 2025 REPORT TO SHAREHOLDERS 95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS:

On December 1, 2025, the Company acquired 100% of the common shares of HanesBrands Inc ("Hanes") for a total purchase price of $2.3 billion. These consolidated financial statements include the results of Hanes as a consolidated subsidiary from December 1, 2025. Hanes is a global apparel company recognized for producing everyday clothing that emphasizes comfort, quality, and value. Its portfolio includes several iconic brands such as Hanes, the leading basic apparel brand in the U.S. The acquisition will allow the Company to expand scale and enhance its competitive position in the basic apparel market.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company determined the fair value of the assets acquired and liabilities assumed based on management's preliminary best estimate of their fair values and taking into account all relevant information available at that time. The identifiable assets acquired, and liabilities assumed were measured at their provisional fair values at the acquisition date, with certain exceptions, including but not limited to income taxes, certain contingent liabilities and contract liabilities. Due to the proximity of the acquisition to the Company’s year end, the accounting for the acquisition of Hanes remains preliminary as at December 28, 2025, as the Company continues to validate the provisional fair values assigned to acquired assets and assumed liabilities. This validation will be completed during the measurement period as additional information is obtained about facts and circumstances as of the acquisition date that will assist in the determination of the fair values of these assets and liabilities. The Company expects to finalize the fair value of the net assets acquired and liabilities assumed by the one year anniversary at the latest.

Goodwill is attributable primarily to the Hanes assembled workforce, business processes and the synergies expected to be achieved from integrating Hanes into the Company’s existing business, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is not deductible for tax purposes.

The provisional fair values of the intangible assets were determined using the multi-period excess earnings method for the customer relationships, and the relief from royalty method for the trademarks. The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the customer relationships, by excluding any cash flows related to contributory assets. Management’s determination of the provisional fair value of the above assets acquired involved estimates and assumptions. The significant assumptions used to determine the provisional fair value of the customer relationships were forecasted revenues, annual customer attrition rate, forecasted earnings before interest, tax, depreciation, and amortization ("EBITDA") margins, and discount rate. The relief-from-royalty method considers the discounted estimated royalty payments that are expected to be avoided as a result of the trademarks being owned. The significant assumptions used to determine the provisional fair values of the trademarks were forecasted revenue attributable to the trademarks, trademark royalty rates, long term growth rate and discount rate.

The provisional fair values of the property, plant and equipment were determined using valuation techniques including, but not limited to, the cost, market comparison or income approaches as deemed appropriate based on the nature of the asset. The significant assumptions used to determine the provisional fair value of the property, plant and equipment included, but were not limited to, market prices for comparable assets, indexation rates, utilization of the plant and physical, functional or economic obsolescence as deemed necessary.

The right-of-use asset has been measured at the acquisition date at the same amount as the lease liability, adjusted to reflect favourable or unfavourable terms of the lease when compared with market terms at that date.

The fair value of work in progress and finished goods inventories is determined based on estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

The HAA assets held for sale less liabilities held for sale (HAA net assets held for sale) in the amount of $600 million have been measured at fair value less cost to sell using the market approach. The significant assumptions used to determine the provisional fair value less cost to sell of HAA net assets held for sale were normalized last-twelve month ("LTM") EBITDA and LTM EBITDA multiple.

Measurement uncertainty exists at December 28, 2025 with respect to, but not limited to, working capital balances, property, plant and equipment, intangible assets, net assets held for sale, pensions and other benefit liabilities and deferred income taxes.

GILDAN 2025 REPORT TO SHAREHOLDERS 96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
5. BUSINESS ACQUISITIONS (continued):

The preliminary determination of the fair value of assets acquired and liabilities assumed arising from the acquisition are as follows:

Assets acquired:
Trade accounts receivable(1)	$316,008
Income taxes receivable	18,303
Inventories	1,131,093
Prepaid expenses, deposits and other current assets	59,421
Assets held for sale	941,203
Property, plant and equipment	310,969
Right-of-use assets	138,471
Other non-current assets	59,924
Deferred income taxes	2,517
Intangible assets(2)	2,780,494
$5,758,403

Liabilities assumed:
Accounts payable and accrued liabilities	$612,644
Income taxes payable	60,667
Current portion of lease obligations	31,422
Current portion of long-term debt(3)	136,047
Liabilities held for sale	372,520
Lease obligations	168,191
Long-term debt(3)	2,334,759
Employee benefit obligations	76,461
Other non current liabilities	16,679
Deferred income taxes	379,154
$4,188,544

Goodwill	597,171
Net assets acquired at fair value	$2,167,030

Cash consideration paid at closing, net of cash acquired	122,717
Issuance of common stock	2,014,571
Equity Awards	29,742
$2,167,030
(1) The trade accounts receivable comprise gross contractual amounts due of $322.7 million, of which $6.7 million was expected to be uncollectible at the date of acquisition.
(2) The intangible assets acquired are comprised of trademarks in the amount of $1,971 million (including $1.6 billion for the Hanes brand), which are not being amortized as they are considered to be indefinite life intangible assets, customer relationships in the amount of $799 million, which are being amortized on a straight line basis over their estimated useful lives of 20 years, and computer software of $10 million which are being amortized on a straight line basis over their estimated useful lives of 4-7 years.
(3) Immediately following closing of the acquisition, the assumed debts (a) Hanes senior credit facility of $228.7 million (b) Hanes 9.00% senior notes due 2031 of $633.7 million including a breakage fee of $31.8 million (c) Hanes US Term loans of $1,493.4 million and (d) amounts outstanding under Hanes accounts receivable securitization facility of $115.0 million due in 2026 were fully repaid.

GILDAN 2025 REPORT TO SHAREHOLDERS 97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
5. BUSINESS ACQUISITIONS (continued):

The cash consideration paid at closing of $122.7 million (net of cash acquired of $160.3 million) was based on $0.80 per share for the 353.8 million shares of Hanes common stock outstanding on December 1, 2025. The non-cash share consideration of $2,014.6 million, was based on 0.102 Gildan Common Shares being issued for each of the 353.8 million shares of Hanes common stock outstanding as of December 1, 2025, multiplied by $55.82, which is the closing share price of the Gildan common shares on the NYSE on November 28, 2025. The consideration for the business combination includes $29.7 million transferred to employees of Hanes when the acquiree's awards were substituted by the replacement awards, which relates to past service. The value of the replacement awards is $57.1 million, the balance of $27.3 million will be recognized as post-acquisition compensation cost (refer to note 17 Share-based compensation and note 19 Restructuring and acquisition-related costs for additional information).

The consolidated results of the Company for fiscal 2025 include net sales of $217 million and net loss of $17 million relating to Hanes’ results of operations since the date of acquisition. The net loss includes the impact of severance costs and the impact of the inventory fair value step-up recorded as part of the purchase price allocation. If the acquisition of Hanes was accounted for as if it had occurred at the beginning of the Company’s fiscal year, the Company’s consolidated net sales and net earnings on a proforma basis for the fiscal year ended December 28, 2025 would have been approximately $6.2 billion and $650 million, respectively. These proforma figures have been estimated based on the results of Hanes’ operations prior to being purchased by the Company, as if the acquisition occurred on December 30, 2024 and include the impact for the year of: the purchase price allocation including fair value adjustments determined provisionally, including the recognition of the inventory fair value step-up charge, financing transaction related adjustments (issuance of bonds and term loans as disclosed in note 12, and the repayment of Hanes debt), and the impact of reduced compensation and director fees from post-acquisition severance, and should not be viewed as indicative of the Company’s future results.

6. CASH AND CASH EQUIVALENTS:
Cash and cash equivalents consisted mainly of bank balances as at December 28, 2025 and December 29, 2024. Cash equivalents relate to highly liquid investments with an original maturity of three months or less at the time of purchase.

7. TRADE ACCOUNTS RECEIVABLE:

	December 28, 2025	December 29, 2024

Trade accounts receivable	$966,762	$553,420
Allowance for expected credit losses	(11,092)	(11,061)
	$955,670	$542,359

As at December 28, 2025, trade accounts receivables being serviced under receivables purchase agreements amounted to $777.0 million (December 29, 2024 - $272.1 million). The difference between the carrying amount of the receivables sold under the agreements and the cash received at the time of transfer was $19.0 million for fiscal 2025 (2024 - $16.4 million) and was recorded in bank and other financial charges. Refer to note 28 for additional information related to the receivables purchase agreements.

The movement in the allowance for expected credit losses in respect of trade receivables was as follows:

	2025	2024

Balance, beginning of fiscal year	$(11,061)	$(11,165)
(Impairment) Reversal of impairment of trade accounts receivable	(2,313)	(380)
Write-off of trade accounts receivable	2,282	484
Balance, end of fiscal year	$(11,092)	$(11,061)

The impairment of trade accounts receivable for fiscal 2025 and fiscal 2024, was mainly related to the impact of increases in overall trade accounts receivables, partially offset by a decrease in the expected credit loss rates for specific customers.

GILDAN 2025 REPORT TO SHAREHOLDERS 98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
8. INVENTORIES:

	December 28, 2025	December 29, 2024

Raw materials and spare parts inventories	$253,219	$170,321
Work in progress(1)	145,395	65,399
Finished goods(1)	1,971,551	874,842
	$2,370,165	$1,110,562
(1) As at December 28, 2025, $1,121.5 million represents work in progress and finished goods inventories of the Company excluding respective Hanes inventory amounts initially recorded at fair value less cost to sell.

The amount of inventories recognized as an expense and included in cost of sales was $2,430.9 million for fiscal 2025 (2024 - $2,214.0 million). For fiscal 2025, cost of sales included an expense of $6.9 million (2024 - $8.1 million) related the write-down of inventory to net realizable value.

Inventories include amounts related to reciprocal tariffs introduced by the U.S. Administration under the International Emergency Economic Powers Act (“IEEPA”) during fiscal 2025, amongst other tariffs programs. On February 20, 2026, the Supreme Court of the United States invalidated the U.S. Administration’s tariff measures imposed under IEEPA, eliminating the legal basis for continued collection of those duties. In response, the U.S. Administration indicated that, notwithstanding the Court’s ruling, it intends to pursue alternative statutory mechanisms to impose tariffs, including a temporary 10% ad valorem duty under Section 122 of the Trade Act of 1974 for a period of 150 days beginning February 24, 2026. On February 21, 2026, the U.S. Administration publicly stated that it would raise such global tariffs from 10% to 15%, the maximum allowable rate under Section 122 of the Trade Act of 1974, although this higher rate had not yet been formally implemented as of the date hereof. While the U.S. Supreme Court’s decision removes IEEPA as a legal basis for tariff collection going forward, other tariff programs and authorities remain in effect. Future tariff costs to be incurred by the Company are subject to change. The possibility of refunds of certain IEEPA amounts previously tendered during fiscal 2025 by the Company are uncertain and any possible refunds of prior tariff costs cannot be estimated at this time.

The Company has a multi-year agreement for the purchase of yarn terminating in 2028, with minimum purchase requirements. As at December 28, 2025, the Company had a commitment of $114.3 million (2024 - $155.6 million) under this agreement. These commitments are included in our contractual undiscounted cash flows summary. Refer to note 28 Financial risk management of these annual consolidated financial statements for additional information.
GILDAN 2025 REPORT TO SHAREHOLDERS 99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
9. PROPERTY, PLANT AND EQUIPMENT:

	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total

2025

Cost
Balance, December 29, 2024	$128,908	$650,526	$1,438,323	$175,108	$57,714	$2,450,579
Additions	17	20,688	36,735	6,571	43,112	107,123
Additions through business acquisitions	45,010	89,043	176,916	—	—	310,969
Transfers	—	7,674	45,086	1,004	(53,764)	—
Disposals(1)	—	(451)	(34,009)	(3,872)	—	(38,332)
Balance, December 28, 2025	$173,935	$767,480	$1,663,051	$178,811	$47,062	$2,830,339

Accumulated depreciation
Balance, December 29, 2024	$—	$286,160	$850,185	$140,994	$—	$1,277,339
Depreciation (note 22)	—	28,441	78,979	11,590	—	119,010
Disposals(1)	—	(207)	(29,978)	(3,544)	—	(33,729)
Balance, December 28, 2025	$—	$314,394	$899,186	$149,040	$—	$1,362,620
Carrying amount, December 28, 2025	$173,935	$453,086	$763,865	$29,771	$47,062	$1,467,719

	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total

2024

Cost
Balance, December 31, 2023	$129,569	$601,486	$1,313,960	$172,228	$185,251	$2,402,494
Additions	238	24,652	55,770	8,065	53,764	142,489
Transfers	—	73,707	103,684	3,910	(181,301)	—
Disposals(1)	(899)	(49,319)	(35,091)	(9,095)	—	(94,404)
Balance, December 29, 2024	$128,908	$650,526	$1,438,323	$175,108	$57,714	$2,450,579

Accumulated depreciation
Balance, December 31, 2023	$—	$283,325	$806,086	$138,568	$—	$1,227,979
Depreciation (note 22)	—	26,620	72,996	11,516	—	111,132
Disposals(1)	—	(23,785)	(28,897)	(9,090)	—	(61,772)
Balance, December 29, 2024	$—	$286,160	$850,185	$140,994	$—	$1,277,339
Carrying amount, December 29, 2024	$128,908	$364,366	$588,138	$34,114	$57,714	$1,173,240
(1) Disposals include the write-off of certain equipment relating to facility closures. See note 19 "Restructuring and acquisition-related costs" for additional information.

Assets not yet utilized in operations include expenditures incurred to date for plant expansions which are still in process and equipment not yet placed into service as at the end of the reporting period.

As at December 28, 2025, there were contractual purchase obligations outstanding of approximately $55.7 million (December 29, 2024 - $50.7 million) for the purchase of property, plant and equipment. These contractual purchase obligations are included in our contractual undiscounted cash flows summary. Refer to note 28 Financial risk management of these annual consolidated financial statements for additional information.
GILDAN 2025 REPORT TO SHAREHOLDERS 100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10. RIGHT-OF-USE ASSETS AND LEASE OBLIGATIONS

(a)Right-of-use assets:
The following table presents the right-of-use assets for the Company:

	2025	2024

Balance, beginning of fiscal year	$95,568	$81,447
Additions	19,565	34,863
Additions through business acquisitions	138,471	—
Write-downs, impairments, and accelerated depreciation	(194)	(6,614)
Depreciation (note 22)	(18,658)	(14,128)
Balance, end of fiscal year	$234,752	$95,568

(b)Lease obligations:
The Company’s leases are primarily for manufacturing, sales, distribution, and administrative facilities.

The following table presents lease obligations recorded in the statement of financial position:

	December 28, 2025	December 29, 2024

Current	$59,759	$17,749
Non-current	254,742	99,671
	$314,501	$117,420

Leases of certain facilities contain extension or termination options exercisable by the Company before the end of the non-cancellable contract period. The Company has applied judgment to determine the lease term for the contracts with renewal and termination options and has included renewal and termination options in the measurement of lease obligations when it is reasonably certain to exercise the options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or a significant change in circumstances within its control which impacts the original assessments made. As at December 28, 2025, potential undiscounted future lease payments related to renewal options not included in the measurement of lease obligations were $276.2 million (December 29, 2024 - $116.8 million).

The following table presents the undiscounted future minimum lease payments under non-cancellable leases (including short term leases) as at December 28, 2025:

December 28, 2025

Less than one year	$77,551
One to five years	200,463
More than five years	89,185
$367,199
For the year ended December 28, 2025, expenses relating to short-term leases and leases of low-value assets were $4.4 million (2024 - $3.4 million).

For the year ended December 28, 2025, the total cash outflow for recognized lease obligations (including interest) was $27.5 million (2024 - $20.0 million), of which $22.1 million (2024 - $15.2 million) was included as part of cash outflows from financing activities.
GILDAN 2025 REPORT TO SHAREHOLDERS 101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
11. INTANGIBLE ASSETS AND GOODWILL:

Intangible assets:

2025	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Total

Cost
Balance, December 29, 2024	$224,489	$226,172	$70,450	$76,313	$597,424
Additions	—	—	—	8,589	8,589
Additions through business acquisitions	799,000	1,971,000	—	10,494	2,780,494
Disposals	—	—	—	(5,268)	(5,268)
Balance, December 28, 2025	$1,023,489	$2,197,172	$70,450	$90,128	$3,381,239

Accumulated amortization
Balance, December 29, 2024	$190,945	$22,480	$70,450	$60,230	$344,105
Amortization (note 22)	11,273	—	—	5,368	16,641
Disposals	—	—	—	(921)	(921)
Balance, December 28, 2025	$202,218	$22,480	$70,450	$64,677	$359,825
Carrying amount, December 28, 2025	$821,271	$2,174,692	$—	$25,451	$3,021,414

2024	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Total

Cost
Balance, December 31, 2023	$224,489	$226,172	$70,450	$73,900	$595,011
Additions	—	—	—	5,153	5,153
Disposals	—	—	—	(2,740)	(2,740)
Balance, December 29, 2024	$224,489	$226,172	$70,450	$76,313	$597,424

Accumulated amortization
Balance, December 31, 2023	$183,251	$22,480	$70,040	$57,821	$333,592
Amortization (note 22)	7,694	—	410	5,136	13,240
Disposals	—	—	—	(2,727)	(2,727)
Balance, December 29, 2024	$190,945	$22,480	$70,450	$60,230	$344,105
Carrying amount, December 29, 2024	$33,544	$203,692	$—	$16,083	$253,319

During fiscal 2025 and fiscal 2024, no impairment charges were recorded related to intangible assets (both definite and indefinite life).

The carrying amount of internally-generated assets within computer software was $12.9 million as at December 28, 2025 (December 29, 2024 - $10.6 million). Included in computer software as at December 28, 2025 was $5.6 million (December 29, 2024 - $3.9 million) of assets not yet utilized in operations.

GILDAN 2025 REPORT TO SHAREHOLDERS 102

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
11. INTANGIBLE ASSETS AND GOODWILL (continued):
Goodwill:

	2025	2024

Balance, beginning of fiscal year	$271,677	$271,677
Goodwill acquired through business acquisitions	597,171	—
Balance, end of fiscal year	$868,848	$271,677

Recoverability of cash-generating units:
Goodwill acquired through business acquisitions have been allocated to the Company's CGUs as follows:

	December 28, 2025	December 29, 2024

Textile & Sewing (excluding Hanes)	$271,677	$271,677
Hanes(1)	597,171	—
Textile & Sewing	—	—
Hosiery	—	—
Intimates	—	—
	$868,848	$271,677
(1) As at year end December 28, 2025, goodwill from the Hanes acquisition of $597.2 million (refer to note 5 for additional information) will remain unallocated due to the pending evaluation of the acquired operations’ integration into existing cash generating units and due to the purchase price allocation being provisional. The allocation will be completed before the end of the first annual period beginning after the acquisition date.

Indefinite life intangible assets have been allocated to the Company's CGUs as follows:

	December 28, 2025	December 29, 2024

Textile & Sewing (excluding Hanes)	$93,400	$93,400
Hosiery (excluding Hanes)	110,292	110,292
	$203,692	$203,692

Hanes(1)	$1,644,000	$—
Textile & Sewing	12,228	—
Hosiery	1,039	—
Intimates	313,733	—
	$1,971,000	$—
	$2,174,692	$203,692
(1) The Hanes Brand trademark of $1.6 billion acquired through the business combination of Hanes will be tested for impairment at the Hanes group of CGUs level (Textile & Sewing, Hosiery, Intimates).
GILDAN 2025 REPORT TO SHAREHOLDERS 103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
11. INTANGIBLE ASSETS AND GOODWILL (continued):
Recoverability of cash-generating units (continued):
In assessing whether goodwill and indefinite life intangible assets are impaired, the carrying amounts of the CGUs (including goodwill and indefinite life intangible assets) are compared to their recoverable amounts. The key assumptions for the fair value less costs of disposal method include estimated sales volumes, selling prices, input costs, and SG&A expenses in determining forecasted adjusted EBITDA, as well as the multiple applied to forecasted adjusted EBITDA. The adjusted EBITDA multiple was obtained by using market comparables as a reference.

As at December 28, 2025, there was no impairment test performed on the goodwill from the Hanes acquisition (note 5) as it is unallocated, given the fair value measurement of the acquired assets and liabilities remains preliminary. In addition, it was determined that the carrying value of the indefinite life intangible assets acquired in the Hanes acquisition approximately equal their recoverable amount given the proximity of the acquisition date to December 28, 2025.
The Company performed its annual impairment review for goodwill and indefinite life intangible assets for the Textile & Sewing (excluding Hanes) and Hosiery (excluding Hanes) CGUs as at December 28, 2025 and December 29, 2024. The estimated recoverable amount for the Textile & Sewing (excluding Hanes) CGU exceeded its carrying value and as a result, there was no impairment identified. The estimated recoverable amount for the Hosiery CGU exceeded its carrying value and as a result, there was no impairment identified for the year ended December 28, 2025. For the year ended December 29, 2024, the estimated recoverable amount for the Hosiery (excluding Hanes) CGU exceeded its carrying value and as a result there was no impairment relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions.
Recoverable amount for Textile & Sewing (excluding Hanes) and Hosiery (excluding Hanes) CGUs
The Company determined the recoverable amounts of the Textile & Sewing and Hosiery CGUs based on the fair value less costs of disposal method. The fair value measurement was categorized as a level 3 fair value. The fair values of the Textile & Sewing and Hosiery CGUs were based on a multiple of 8.0 (2024 - 8.5), applied to risk adjusted EBITDA (adjusted EBITDA as defined in note 27) for the next year, which takes into account financial forecasts approved by senior management. The values assigned to the key assumptions represent management’s assessment of future trends and have been based on historical data from external and internal sources.
Textile & Sewing CGU (excluding Hanes)
For the Textile & Sewing CGU, no reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill or indefinite life intangible assets.

Hosiery CGU (excluding Hanes)
For the Hosiery CGU, no reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of indefinite life intangible assets.

GILDAN 2025 REPORT TO SHAREHOLDERS 104

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. LONG-TERM DEBT:

	Effective interest rate (1)	Principal amount		Maturity date
		December 28, 2025	December 29, 2024
Non-current portion of long-term debt
Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	5.8%	$240,000	$—	Mar 2030
Senior unsecured Canadian notes, Series 1, interest at fixed rate of 4.36%, payable semi-annually	5.5%	365,600	347,050	Nov 2029
Senior unsecured Canadian notes, Series 2, interest at fixed rate of 4.71%, payable semi-annually	5.8%	146,240	138,820	Nov 2031
Senior unsecured Canadian notes, Series 3, interest at CORRA plus 1.26%, payable quarterly	5.8%	109,680	—	Mar 2028
Senior unsecured Canadian notes, Series 4, interest at fixed rate of 3.63%, payable semi-annually	5.7%	146,240	—	Mar 2028
Senior unsecured Canadian notes, Series 5, interest at fixed rate of 4.149%, payable semi-annually	5.6%	255,920	—	Nov 2030
Senior unsecured U.S., Series 1, interest at fixed rate of 4.70%, payable semi-annually	4.7%	600,000	—	Oct 2030
Senior unsecured U.S., Series 2, interest at fixed rate of 5.40%, payable semi-annually	5.4%	600,000	—	Oct 2035
Term loan, interest at variable U.S. interest rate, payable monthly	n/a	—	300,000	Jun 2026
Term loan facility, interest at variable U.S. interest rate, payable monthly(4)	5.9%	300,000	300,000	Aug 2029
Term loan facility, interest at variable U.S. interest rate, payable monthly(4)	5.5%	500,000	—	Dec 2027
Term loan facility, interest at variable U.S. interest rate, payable monthly(4)	5.6%	600,000	—	Dec 2028
Notes payable, interest at fixed rate of 2.91%, payable semi-annually	n/a	—	100,000	Aug 2026
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly	n/a	—	50,000	Aug 2026
		$3,863,680	$1,235,870
Current portion of long-term debt
Term loan, interest at variable U.S. interest rate, payable monthly	5.1%	300,000	—	Jun 2026
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(5)	2.9%	100,000	—	Aug 2026
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly(5)(6)	2.9%	50,000	—	Aug 2026
Delayed draw term loan (DDTL), interest at variable U.S. interest rate, payable monthly(7)	n/a	—	300,000	n/a
		$450,000	$300,000
Long-term debt		$4,313,680	$1,535,870
(1) Represents the annualized effective interest rate for the year ended December 28, 2025, including the impact of interest rate swaps and cross currency interest rate swaps, where applicable.
(2) Secured Overnight Financing Rate (SOFR) advances at adjusted Term SOFR (includes a 0% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.
(3) The Company’s committed unsecured revolving long-term bank credit facility of $1.2 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $30.7 million (December 29, 2024 - $10.8 million) has been committed against this facility to cover various letters of credit.
(4) The term loan facility can be prepaid in whole or in part at any time with no penalties. U.S. Base Rate Advances at U.S. Base rates or SOFR advances at adjusted Term SOFR (includes a 0.10% reference rate adjustment) plus a spread ranging from 1% to 2% based on the Company's total net debt to EBITDA ratio (as defined in the term loan agreement and its amendments).
(5) The unsecured notes issued to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.
(6) Adjusted SOFR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.57%.
(7) The DDTL was fully repaid on March 19, 2025.
n/a = not applicable
GILDAN 2025 REPORT TO SHAREHOLDERS 105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12. LONG-TERM DEBT (continued):

On August 30, 2024, the Company entered into an unsecured committed five-year term loan agreement for a total principal amount of $300 million. The term loan is non-revolving and provides for a spread added to the adjusted Term SOFR based on the total net debt to EBITDA ratio (as defined in the term loan agreement).

On November 22, 2024, the Company issued at par, 4.362% Series 1 senior unsecured notes ("Series 1 Canadian notes") with a principal amount of $500 million in Canadian dollars ($357.1 million in U.S. dollars), which will mature on November 22, 2029. Additionally, on the same date, the Company issued at par, 4.711% Series 2 senior unsecured notes ("Series 2 Canadian notes") with a principal amount of $200 million in Canadian dollars ($142.9 million in U.S. dollars), which will mature on November 22, 2031. The notes were offered in Canada on a private placement basis.

The Series 1 Canadian notes and Series 2 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the combined principal at US$500 million and the interest at 5.49% and 5.765% respectively. Interest on these senior unsecured Canadian notes is payable semi-annually.

On March 13, 2025, the Company issued floating rate Series 3 senior unsecured notes ("Series 3 Canadian notes") with a principal amount of $150 million in Canadian dollars ($104 million in U.S. dollars), which will mature on March 13, 2028. The Series 3 floating rate notes were issued at par and bear interest at a rate equal to the daily compounded CORRA plus 1.26% annually. On the same date, the Company issued at par, 3.630% Series 4 senior unsecured notes ("Series 4 Canadian notes") with a principal amount of $200 million in Canadian dollars ($139 million in U.S. dollars), which will mature on March 13, 2028. Additionally, on the same date, the Company issued 4.149% Series 5 senior unsecured notes ("Series 5 Canadian notes") with a principal amount of $350 million in Canadian dollars ($243 million in U.S. dollars), which will mature on November 22, 2030. The notes were offered in Canada on a private placement basis.

The Series 3 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$104 million and converts the interest payment to SOFR plus 1.405%.

The Series 4 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$139 million. The Series 4 notes also have a fixed-to-floating interest rate swap to convert the fixed interest rate to SOFR plus 1.425%.

The Series 5 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$243 million and the interest at 5.635%.

All of these hedging instruments relating to the Senior unsecured notes are for the same duration as the hedged note. See Note 16, Financial instruments, for additional details.

On August 13, 2025, the Company entered into a debt commitment letter providing for certain debt financing, the proceeds of which were expected to be used, to fund the cash portion of the consideration for the Hanes acquisition, repay certain of Hanes' existing indebtedness and pay expenses incurred in connection with the acquisition. The financing was initially comprised of a bridge facility in an aggregate principal amount of $1.2 billion and term loans in an aggregate principal amount of $1.1 billion, consisting of a $500 million 2-year term loan and a $600 million 3-year term loan (the “New Term Loan Facility”). On September 10, 2025, the Company entered into a joinder to the debt commitment letter pursuant to which a portion of the commitments in respect of the bridge facility and New Term Loan Facility were syndicated to certain other financial institutions. The bridge facility commitment was subsequently terminated in the fourth quarter of 2025 upon closing of the offering by the Company of $1.2 billion aggregate principal amount of senior unsecured notes as described below.

On October 7, 2025, the Company issued 4.700% Series 1 U.S. senior unsecured notes ("Series 1 U.S. notes") with a principal amount of $600 million, which will mature on October 7, 2030. Additionally, on the same date, the Company issued 5.400% Series 2 U.S. senior unsecured notes ("Series 2 U.S. notes") with a principal amount of $600 million, which will mature on October 7, 2035. The notes were offered in the United States on a private placement basis.

GILDAN 2025 REPORT TO SHAREHOLDERS 106

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12. LONG-TERM DEBT (continued):

On December 1, 2025, the Company entered into an unsecured committed 2-year term loan agreement for a total principal amount of $500 million and an unsecured committed 3-year term loan agreement for a total principal amount of $600 million, under the New Term Loan Facility. In the event of a sale of HAA, the net proceeds from such disposition will be required to be used to repay indebtedness under this facility in accordance with its terms.

The New Term Loan Facility is non-revolving and bears interest, at the Company's option, at Term SOFR plus a 0.10% adjustment plus an applicable margin of approximately 1.45% for the 2-year term loan and 1.58%, for the 3-year term loan, which applicable margin varies depending on the Company's public debt ratings (as defined in the term loan agreement). The 2-year term loan will mature two years after closing of the New Term Loan Facility on December 1, 2027 and the 3-year term loan will mature three years after closing of the New Term Loan Facility on December 1, 2028. The term loans include covenants substantially similar to those under Gildan’s existing credit agreements.

In addition, on September 16, 2025, the Company amended its unsecured revolving long-term bank credit facility to increase the aggregate revolving commitments from $1 billion to $1.2 billion for effectiveness on December 1, 2025.

Under the terms of the revolving facility, term loan facilities and U.S private notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all financial covenants at December 28, 2025.

GILDAN 2025 REPORT TO SHAREHOLDERS 107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. EMPLOYEE BENEFIT OBLIGATIONS:

	December 28, 2025	December 29, 2024

Employee benefit obligation - Statutory severance and pre-notice (a)	$61,137	$32,400
Employee benefit obligation - Defined contribution plan (b)	6,520	5,267
Employee benefit obligation - Defined benefit pension plans(c)	50,752	—
	$118,409	$37,667

(a) Statutory severance and pre-notice obligations:

	2025	2024

Obligation, beginning of fiscal year	$32,400	$31,003
Additions through business acquisitions	21,837	—
Service cost	16,691	14,972
Interest cost	7,977	7,823
Actuarial loss (gain)(1)	7,677	817
Foreign exchange gain	(2,758)	(2,597)
Benefits paid	(20,970)	(19,618)
Obligation, end of fiscal year	$62,854	$32,400
(1) The actuarial loss (gain) in fiscal 2025 and 2024 respectively, is mainly due to changes in the actuarial assumptions used to determine the statutory severance obligations.

Amounts recognized in the Company’s statements of financial position consist of:

	2025	2024

Accounts payable and accrued liabilities	$1,717	$—
Employee benefit obligation - Statutory severance and pre-notice	61,137	32,400
	$62,854	$32,400

Significant assumptions for the calculation of the statutory severance obligations included the use of a discount rate ranging between 1.8% and 11.7% (2024 - between 9.3% and 11.7%) and rates of compensation increases between 5.0% and 12.0% (2024 - 7.5% and 9.5%). A 1% increase in the discount rates would result in a corresponding decrease in the statutory severance obligations of $6.4 million, and a 1% decrease in the discount rates would result in a corresponding increase in the statutory severance obligations of $7.2 million. A 1% increase in the rates of compensation increases used would result in a corresponding increase in the statutory severance obligations of $7.4 million, and a 1% decrease in the rates of compensation increases used would result in a corresponding decrease in the statutory severance obligations of $6.6 million.

The cumulative amount of actuarial losses recognized in other comprehensive income as at December 28, 2025 was $33.3 million (December 29, 2024 - $25.6 million) which have been reclassified to retained earnings in the period in which they were recognized.

(b)Defined contribution plan:
During fiscal 2025, defined contribution expenses were $7.8 million (2024 - $6.7 million).

GILDAN 2025 REPORT TO SHAREHOLDERS 108

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13. EMPLOYEE BENEFIT OBLIGATIONS (continued):
(c)Defined benefit pension plans:
At December 28, 2025, the Company’s pension plans consisted of the U.S. pension plans, various nonqualified retirement plans and international plans. The defined benefit pension plans were assumed as part of the Hanes acquisition (note 5) and therefore the comparative amounts for fiscal 2024 were nil.

The movement in the Company’s defined benefit pension plans was as follows:

2025

Defined benefit obligation
Obligation, beginning of fiscal year	$—
Additions through business acquisitions	823,640
Current service cost	41
Interest cost	3,078
Benefits paid	(5,239)
Actuarial loss (gain)	(11,774)
Exchange rate gain/(loss) and other	235
Other	169
Obligation, end of fiscal year	$810,150

Fair Value of plan assets
Asset, beginning of fiscal year	$—
Additions through business acquisitions	770,473
Interest income	2,893
Employer contributions	183
Benefits paid	(5,139)
Other expenses	(170)
Actuarial (loss) gain	(6,181)
Exchange rate gain/(loss) and other	292
Assets, end of fiscal year	$762,351

Defined benefit pension obligation	$47,799

2025

Other non-current assets	$(4,790)
Accounts payable and accrued liabilities	1,837
Employee benefit obligation - Defined pension plans	50,752
$47,799
GILDAN 2025 REPORT TO SHAREHOLDERS 109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13. EMPLOYEE BENEFIT OBLIGATIONS (continued):

(c)Defined benefit pension plans (continued):
The components of the net periodic benefit cost and other amounts recognized in other comprehensive loss of the Company’s defined benefit pension plans were as follows:

2025

Liability (gains)/losses due to changes in financial assumptions	$(11,774)
Liability experience (gains)/losses arising during the period	167
Asset (gains)/losses arising during the period	6,181
Other comprehensive (income) loss	$(5,426)

The cumulative amount of actuarial gains recognized in other comprehensive income as at December 28, 2025 was $5.4 million (December 29, 2024 - nil) which have been reclassified to retained earnings in the period in which they were recognized.

Significant assumptions for the calculation of the obligations included the use of a discount rate ranging between 2.9% and 6.1% (2024 - n/a) and rate of compensation increases between 1.5% and 5.0% (2024 - n/a). A 1% increase in the discount rates would result in a corresponding decrease in the obligation of $67.8 million, and a 1% decrease in the discount rates would result in a corresponding increase in the obligation of $79.7 million. A 1% increase in the rates of compensation increases used would result in a corresponding increase in the obligations of $0.3 million, and a 1% decrease in the rates of compensation increases used would result in a corresponding decrease in the obligations of $0.2 million.

The allocation of pension plan assets as of the respective period end measurement dates is as follows:

2025

Asset category:
Debt securities	54%
U.S. equity securities	21%
Foreign equity securities	18%
Real estate	6%
Cash and other	1%

Net retirement costs for the defined benefit plans included in the consolidated statements of earnings comprise the following:

2025

Current service cost	$41
Net interest expense	185
Additional charges	169
Total expense recognized in net earnings from continuing operations	$395

GILDAN 2025 REPORT TO SHAREHOLDERS 110

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. OTHER NON-CURRENT LIABILITIES:

	December 28, 2025	December 29, 2024

Provisions(a)	$12,848	$10,541
Derivative liability (note 16(a))	—	8,602
Deferred compensation(b)	10,740	—
Workers compensation(c)	4,148	—
Other	1,696	—
	$29,432	$19,143

(a)Provisions:
The following table presents the provisions for decommissioning and site restoration costs of the Company:

	2025	2024

Balance, beginning of fiscal year	$10,541	$11,080
Changes in estimates made during the fiscal year	1,173	(970)
Accretion of interest	491	431
Additions through business acquisitions	643	—
Balance, end of fiscal year	$12,848	$10,541
Provisions as at December 28, 2025 include estimated future costs of decommissioning and site restoration for certain assets located at the Company’s textile and sock facilities for which the timing of settlement is uncertain, but has been estimated to be in excess of eight years, as well as some environmental remediation matters associated with Hanes.

(b)Deferred Compensation:
Deferred compensation liability is related to the Company’s deferred compensation plan.

(c)Workers Compensation:
Workers’ compensation liabilities arise from government-mandated insurance providing benefits for medical treatment and wage replacement for work-related injuries or illnesses. The recorded accrual reflects management's best estimate of the liability associated with claims that have been incurred as at December 28, 2025.

GILDAN 2025 REPORT TO SHAREHOLDERS 111

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. EQUITY:

(a)Shareholder rights plan:
The Company has a shareholder rights plan which provides the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value.

(b)Accumulated other comprehensive income ("AOCI"):
Accumulated other comprehensive income includes the changes in the fair value of the effective portion of qualifying cash flow hedging instruments, for which the hedged transaction has not yet occurred at the end of the fiscal year, and all foreign exchange translation adjustment gain and losses from translating foreign subsidiaries into the parent entity’s functional currency.

(c)Share capital:
Authorized:
Common shares, authorized without limit as to number and without par value. First preferred shares, without limit as to number and without par value, issuable in series and non-voting. Second preferred shares, without limit as to number and without par value, issuable in series and non-voting. As at December 28, 2025 and December 29, 2024, none of the first and second preferred shares were issued.

Issued:
As at December 28, 2025, there were 185,152,443 common shares (December 29, 2024 - 152,410,994) issued and outstanding, which are net of 17,702 common shares (December 29, 2024 - 94,535) that have been purchased and are held in trust as described in note 15(e).

As part of the non-cash share consideration for the Hanes acquisition, the Company issued 36,090,480 common shares. Refer to note 5 for additional information.

(d)Normal course issuer bid ("NCIB"):
In August 2023, the Company received approval from the TSX to renew its NCIB program commencing on August 9, 2023, to purchase for cancellation a maximum of 8,778,638 common shares, representing approximately 5% of the Company's issued and outstanding common shares, as at July 31, 2023 (the reference date for the renewed NCIB). The Company was authorized to make purchases under the renewed NCIB until August 8, 2024 in accordance with the requirements of the TSX.

On July 31, 2024, the Company received approval from the TSX to renew its NCIB program commencing on August 9, 2024, to purchase for cancellation a maximum of 16,106,155 common shares, representing approximately 10% of the Company's public float, as at July 26, 2024 (the reference date for the renewed NCIB). The Company was authorized to make purchases under the renewed NCIB until August 8, 2025, in accordance with the requirements of the TSX. Purchases are made by means of open market transactions on both the TSX and the New York Stock Exchange ("NYSE"), or alternative U.S. or Canadian trading systems if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of common shares.

In connection with each of its 2023-2024 and 2024-2025 NCIB programs, the Company had entered into an automatic share purchase plan ("ASPP") with a designated broker which allows for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions or self-imposed trading blackout periods.

GILDAN 2025 REPORT TO SHAREHOLDERS 112

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15. EQUITY (continued):

(d)Normal course issuer bid ("NCIB") (continued):
During the third quarter of fiscal 2025, the Company completed share repurchases under its NCIB ending August 8, 2025. In connection with the Hanes acquisition (refer note 5 for additional information), we have paused our share repurchases until our net debt leverage ratio returns to the midpoint of the target range (refer to note 27). As such the NCIB program, which expired on August 8, 2025, has not been renewed. During the year ended December 28, 2025, the Company repurchased for cancellation a total of 3,749,900 common shares, for a total cost of $185.9 million (including $3.3 million of taxes on share repurchases) of which $7.0 million was charged to share capital and $178.9 million was charged to retained earnings.

On June 20, 2024, Canada’s Bill C-59 was enacted into law, which, among other things, introduced a 2% tax on the annual net value of share repurchases by public corporations in Canada occurring on or after January 1, 2024. The Company is subject to this tax which is based on the shares repurchased for cancellation under the Company’s normal course issuer bid (NCIB) program during the year ended December 28, 2025. The tax cost of $3.3 million (2024 - $14.9 million) has been recorded as a charge to retained earnings and is included in accounts payable and accrued liabilities in the consolidated statements of financial position as at December 28, 2025, as the amount is only payable in 2026.

(e)Common shares purchased as settlement for non-Treasury RSUs:
The Company has established a trust for the purpose of settling the vesting of non-Treasury RSUs. For non-Treasury RSUs that are to be settled in common shares in lieu of cash, the Company directs the trustee to purchase common shares of the Company on the open market to be held in trust for and on behalf of the holders of non-Treasury RSUs until they are delivered for settlement, when the non-Treasury RSUs vest. For accounting purposes, the common shares are considered as held in treasury, and recorded as a temporary reduction of outstanding common shares and share capital. Upon delivery of the common shares for settlement of the non-Treasury RSUs, the number of common shares outstanding is increased, and the amount in contributed surplus is transferred to share capital. As at December 28, 2025, a total of 17,702 common shares purchased as settlement for non-Treasury RSUs were considered as held in treasury and recorded as a temporary reduction of outstanding common shares and share capital (December 29, 2024 - 94,535 common shares).

(f)Contributed surplus:
The contributed surplus account is used to record the accumulated compensation expense related to equity-settled share-based compensation transactions. Upon the exercise of stock options, the vesting of Treasury RSUs, and the delivery of common shares for settlement of vesting non-Treasury RSUs, the corresponding amounts previously credited to contributed surplus are transferred to share capital, except for the portion of the share-based payment that the Company settles on a net basis when the Company has an obligation under tax laws to withhold an amount for an employee’s tax obligation, in which case the corresponding amounts previously credited to contributed surplus are transferred to accounts payable and accrued liabilities.

GILDAN 2025 REPORT TO SHAREHOLDERS 113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. FINANCIAL INSTRUMENTS:

(a)Financial instruments - carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the consolidated statements of financial position are as follows:

	December 28, 2025	December 29, 2024

Financial assets
Amortized cost:
Cash and cash equivalents	$284,458	$98,799
Trade accounts receivable	955,670	542,359
Financial assets included in prepaid expenses, deposits and other current assets	69,234	56,785
Long-term non-trade receivables included in other non-current assets	65,519	22,321
Fair value through other comprehensive income:
Derivative financial assets included in prepaid expenses, deposits and other current assets	3,493	12,108
Derivative financial assets included in other non-current assets	23,242	—

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities(1)	$1,251,927	$478,317
Long-term debt - bearing interest at variable rates	2,099,680	950,000
Long-term debt - bearing interest at fixed rates(2)	2,214,000	585,870
Fair value through other comprehensive income:
Derivative financial liabilities included in accounts payable and accrued liabilities	12,283	11,756
Derivative financial liabilities included in other non-current liabilities	—	8,602
1) Accounts payable and accrued liabilities include $78.1 million (December 29, 2024 - $11.6 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement. Accounts payable and accrued liabilities also include balances payable of $120.1 million (December 29, 2024 - $37.8 million) resulting mainly from a one-week timing difference between the collection of sold receivables and the weekly remittance to our bank counterparty under our receivables purchase agreement that is disclosed in note 7 to these consolidated financial statements.
2) The fair value of the long-term debt bearing interest at fixed rates was $2,229.6 million as at December 28, 2025 (December 29, 2024 - $627.3 million).

GILDAN 2025 REPORT TO SHAREHOLDERS 114

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. FINANCIAL INSTRUMENTS (continued):

(a)Financial instruments - carrying amounts and fair values (continued):
Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

Derivatives
Derivative financial instruments are designated as effective hedging instruments and consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company has also entered into derivative transactions to hedge its exposure to foreign currency exchange risk related to its series 1,2,3 and 5 notes liability and interest expense denominated in Canadian dollars. These cross-currency swaps were designated at inception and are accounted for as a cash flow hedges, and to the extent that the hedges are effective, the portion of the change in fair value of the swaps that is attributable to the hedged foreign‑currency risk is recognized in other comprehensive income. Amounts accumulated in OCI are reclassified to the statement of income as the hedged interest payments impact net income and as the revaluation of the principal on the notes affects profit or loss.

The Company also entered into derivative transactions to hedge its exposure to foreign currency exchange risk related to its Series 4 notes liability and fixed interest expense denominated in Canadian dollars. The cross-currency swap has been designated at inception and is accounted for as a fair value hedge of the changes in fair value arising from the changes in the risk-free interest rate and foreign currency exchange rate. The carrying amount of the Series 4 notes liability is adjusted for the fair value change attributable to the hedged risk with a corresponding entry in profit or loss. The fair value changes on the cross-currency swap are recognized in profit or loss within the same line item.

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.
GILDAN 2025 REPORT TO SHAREHOLDERS 115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. FINANCIAL INSTRUMENTS (continued):

(b)Derivative financial instruments - hedge accounting:
During fiscal 2025 and 2024, the Company entered into foreign exchange and commodity forward, option, and swap contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar, as well contractual future principal and interest payments on fixed rate foreign currency debt, and to manage its exposure to movements in commodity prices, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes.

The forward foreign exchange contracts were designated as cash flow hedges and qualified for hedge accounting. The forward foreign exchange contracts outstanding as at December 28, 2025 and December 29, 2024 consisted primarily of contracts to reduce the exposure to fluctuations in Canadian dollars, Euros, Australian dollars, Pounds sterling, and Mexican pesos against the U.S. dollar, as well as cross-currency debt and interest rate swap contracts to reduce the exposure to fluctuations in Canadian dollars against the U.S dollar.

The commodity forward, option, and swap contracts were designated as cash flow hedges and qualified for hedge accounting. The commodity contracts outstanding as at December 28, 2025 and December 29, 2024 consisted primarily of forward, collar, and swap contracts to reduce the exposure to movements in commodity prices.

The floating-to-fixed interest rate swaps were designated as cash flow hedges and qualified for hedge accounting. The floating-to-fixed interest rate swaps contracts outstanding as at December 28, 2025 and December 29, 2024 served to fix the variable interest rates on the designated interest payments of a portion of the Company's long-term debt.

The fair value of interest rate swaps and cross-currency swaps is calculated as the present value of estimated future cash flows over the remaining term of the contracts and based on market data (primarily yield curves, interest rates, and exchange rates for cross-currency swaps).

The following table summarizes the Company’s commitments to buy and sell foreign currencies (cash flow hedges) as at December 28, 2025:

				Carrying and fair value		Maturity
	Notional
	foreign currency	Average	Notional	Prepaid expenses,	Accounts
	amount	exchange	U.S. $	deposits and other	payable and	0 to 12
	equivalent	rate	equivalent	current assets	accrued liabilities	months

Forward foreign exchange contracts:
Sell GBP/Buy USD	19,946	1.3375	$26,677	$112	$(355)	$(243)
Sell EUR/Buy USD	35,154	1.1628	40,877	158	(919)	(761)
Sell CAD/Buy USD	95,404	0.7308	69,719	105	(437)	(332)
Buy CAD/Sell USD	52,956	0.7178	38,010	903	—	903
Sell AUD/Buy USD	20,506	0.6575	13,482	—	(246)	(246)
Sell MXN/Buy USD	444,107	0.0530	23,535	—	(1,017)	(1,017)
			$212,300	$1,278	$(2,974)	$(1,696)

GILDAN 2025 REPORT TO SHAREHOLDERS 116

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. FINANCIAL INSTRUMENTS (continued):
(b)Derivative financial instruments - hedge accounting (continued):
The following table summarizes the Company’s commitments to buy and sell foreign currencies (cash flow hedges) as at December 29, 2024:

				Carrying and fair value		Maturity
	Notional foreign	Average	Notional	Prepaid expenses,	Accounts
	currency amount	exchange	U.S. $	deposits and other	payable and	0 to 12
	equivalent	rate	equivalent	current assets	accrued liabilities	months

Forward foreign exchange contracts:
Sell GBP/Buy USD	23,665	1.2827	$30,355	$705	$—	$705
Sell EUR/Buy USD	38,477	1.0914	41,995	1,532	—	1,532
Sell CAD/Buy USD	34,139	0.7401	25,266	1,403	—	1,403
Buy CAD/Sell USD	77,510	0.7252	56,214	—	(1,781)	(1,781)
Sell AUD/Buy USD	7,586	0.6620	5,022	292	—	292
Sell MXN/Buy USD	172,198	0.0511	8,793	451	(3)	448
			$167,645	$4,383	$(1,784)	$2,599

The following table summarizes the Company’s cross-currency fixed and variable rate debt swap commitments to sell foreign currencies (cash flow hedges) as at December 28, 2025:

						Carrying and fair value		Maturity

	Notional foreign	Fixed	Notional			Other non-	Other non-
	currency amount	exchange	U.S. $	Pay	Receive	current	current	Over 12
	equivalent	rate	equivalent	rate	Rate	assets	liabilities	months

Forward foreign exchange contracts:
Sell CAD/Buy USD	500,000	1.4000	357,143	5.49%	4.36%	4,639	—	November 2029
Sell CAD/Buy USD	200,000	1.4000	142,857	5.77%	4.71%	1,338	—	November 2031
Sell CAD/Buy USD	150,000	1.4395	104,203	SOFR+1.405%	CORRA+1.260%	5,464	—	March 2028
Sell CAD/Buy USD	350,000	1.4395	243,140	5.64%	4.15%	5,581	—	November 2030
			$847,343			$17,022	$—

The following table summarizes the Company’s cross-currency fixed rate debt swap commitments to sell foreign currencies (cash flow hedges) as at December 29, 2024:

						Carrying and fair value		Maturity

	Notional foreign	Fixed	Notional			Other non-	Other non-
	currency amount	exchange	U.S. $	Pay	Receive	current	current	Over 12
	equivalent	rate	equivalent	rate	Rate	assets	liabilities	months

Sell CAD/Buy USD	500,000	1.4000	357,143	5.49%	4.36%	—	(6,442)	November 2029
Sell CAD/Buy USD	200,000	1.4000	142,857	5.77%	4.71%	—	(2,160)	November 2031
			$500,000			$—	$(8,602)

GILDAN 2025 REPORT TO SHAREHOLDERS 117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. FINANCIAL INSTRUMENTS (continued)
(b)Derivative financial instruments - hedge accounting (continued):

The following table summarizes the Company’s cross-currency fixed and variable rate debt swap commitments to sell foreign currencies (fair value hedges) as at December 28, 2025:

						Carrying and fair value		Maturity

	Notional foreign	Fixed	Notional			Other non-	Other non-
	currency amount	exchange	U.S. $	Pay	Receive	current	current	Over 12
	equivalent	rate	equivalent	rate	Rate	assets	liabilities	months

Forward foreign exchange contracts:
Sell CAD/Buy USD	200,000	1.4395	138,937	SOFR+1.425%	3.63%	6,220	—	March 2028
			$138,937			$6,220	$—

The following table summarizes the Company's commodity contracts outstanding (cash flow hedges) as at December 28, 2025:

			Carrying and fair value		Maturity
			Prepaid expenses,	Accounts
	Type of		deposits and other	payable and	0 to 12
	commodity	Notional amount(1)	current assets	accrued liabilities	months

Forward contracts	Cotton	448.6 million pounds	$477	$(8,947)	$(8,470)
Swap & option contracts	Energy	2.6 million gallons	34	(352)	(318)
			$511	$(9,299)	$(8,788)
(1) Notional amounts are not in thousands.

The following table summarizes the Company's commodity contracts outstanding (cash flow hedges) as at December 29, 2024:

			Carrying and fair value		Maturity
			Prepaid expenses,	Accounts
	Type of		deposits and other	payable and	0 to 12
	commodity	Notional amount(1)	current assets	accrued liabilities	months

Forward contracts	Cotton	382.2 million pounds	$1,584	$(9,519)	$(7,935)
Swap & option contracts	Energy	3.4 million gallons	25	(453)	(428)
			$1,609	$(9,972)	$(8,363)
(1) Notional amounts are not in thousands.

GILDAN 2025 REPORT TO SHAREHOLDERS 118

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. FINANCIAL INSTRUMENTS (continued)
(b)Derivative financial instruments - hedge accounting (continued):
The following table summarizes the Company’s floating-to-fixed interest rate swap contracts outstanding (cash flow hedges) as at December 28, 2025:

					Carrying and fair value
Notional					Prepaid expenses,	Accounts
amount of	Maturity		Fixed	Floating	deposits and other	payable and
borrowings	date	Pay / Receive	rate	rate	current assets	accrued liabilities
Term Loan(1)
25,000	June 30, 2026	Pay fixed rate / receive floating rate	1.52%	SOFR	309
25,000	June 30, 2026	Pay fixed rate / receive floating rate	1.17%	SOFR	362	—
25,000	June 30, 2026	Pay fixed rate / receive floating rate	3.20%	SOFR	63	—
25,000	June 30, 2026	Pay fixed rate / receive floating rate	3.69%	SOFR	—	(10)
Unsecured Notes
50,000	August 25, 2026	Pay fixed rate / receive floating rate	1.12%	SOFR	970	—
					$1,704	$(10)
(1) The notional amounts for the interest rate swap contracts maturing in 2026 are extensions to the $100 million interest rate swap contracts originally entered into for the $300 million term loan.

GILDAN 2025 REPORT TO SHAREHOLDERS 119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. FINANCIAL INSTRUMENTS (continued):

(b)Derivative financial instruments - hedge accounting (continued):

The following table summarizes the Company’s floating-to-fixed interest rate swap contracts outstanding (cash flow hedges) as at December 29, 2024:

					Carrying and fair value
Notional					Prepaid expenses,	Accounts
amount of	Maturity		Fixed	Floating	deposits and other	payable and
borrowings	date	Pay / Receive	rate	rate	current assets	accrued liabilities
Term Loan(1)
25,000	April 30, 2025	Pay fixed rate / receive floating rate	1.06%	SOFR	$355	$—
50,000	April 30, 2025	Pay fixed rate / receive floating rate	0.70%	SOFR	771	—
25,000	June 30, 2026	Pay fixed rate / receive floating rate	1.52%	SOFR	714
25,000	June 30, 2026	Pay fixed rate / receive floating rate	1.17%	SOFR	1,153	—
25,000	June 30, 2026	Pay fixed rate / receive floating rate	3.20%	SOFR	364	—
25,000	June 30, 2026	Pay fixed rate / receive floating rate	3.69%	SOFR	172	—
Unsecured Notes
50,000	August 25, 2026	Pay fixed rate / receive floating rate	1.12%	SOFR	2,587	—
					$6,116	$—
(1) The notional amounts for the interest rate swap contracts maturing in 2026 were extensions to the $100 million interest rate swap contracts originally entered into for the $300 million term loan.

The following table summarizes the Company’s hedged items as at December 28, 2025:

			Change in
	Carrying amount of		value used for	Cash flow
	the hedged item		calculating hedge	hedge reserve
	Assets	Liabilities	ineffectiveness	(AOCI)

Cash flow hedges:

Foreign currency risk:
Forecast sales	$—	$—	$(907)	$907
Forecast expenses	—	—	608	(608)
Debt & interest payments	—	880,321	(12,333)	12,333

Commodity risk:
Forecast purchases	—	—	(25,716)	25,716

Interest rate risk:
Forecast interest payments	—	—	1,434	(1,434)

Fair value hedges:

Foreign currency risk:
Debt & interest payments	—	147,742	(278)	278
	$—	$1,028,063	$(37,192)	$37,192

GILDAN 2025 REPORT TO SHAREHOLDERS 120

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. FINANCIAL INSTRUMENTS (continued):

(b)Derivative financial instruments - hedge accounting (continued):
No ineffectiveness was recognized in net earnings as the change in value of the hedging instrument used for calculating ineffectiveness was the same or smaller as the change in value of the hedged items used for calculating the ineffectiveness.

The following table summarizes the Company’s hedged items as at December 29, 2024:

			Change in
	Carrying amount of		value used for	Cash flow
	the hedged item		calculating hedge	hedge reserve
	Assets	Liabilities	ineffectiveness	(AOCI)

Cash flow hedges:

Foreign currency risk:
Forecast sales	$—	$—	$3,048	$(3,048)
Forecast expenses	—	—	(1,781)	1,781
Debt & interest payments	—	487,677	6,041	(6,041)

Commodity risk:
Forecast purchases	—	—	(12,592)	12,592

Interest rate risk:
Forecast interest payments	—	—	5,257	(5,257)
	$—	$487,677	$(27)	$27

No ineffectiveness was recognized in net earnings as the change in value of the hedging instrument used for calculating ineffectiveness was the same or smaller as the change in value of the hedged items used for calculating the ineffectiveness.

(c)    Financial expenses, net:

	2025	2024

Interest expense on financial liabilities recorded at amortized cost	$108,992	$80,256
Bank and other financial charges	27,513	22,212
Bridge facility commitment fees(1)	9,275	—
Interest accretion on discounted lease obligations	5,460	4,764
Interest accretion on discounted provisions	494	431
Gain on debt redemption, net of debt breakage fee	(3,475)	—
Net interest expense incurred on bond issuance prior to Hanes transaction close	2,895	—
Foreign exchange (gain) loss	(2,408)	(3,509)
	$148,746	$104,154
1) Bridge facility commitment fees relate to charges incurred as a part of the financing arrangement (refer to note 12 of these consolidated financial statements for additional information).

GILDAN 2025 REPORT TO SHAREHOLDERS 121

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. FINANCIAL INSTRUMENTS (continued):

(d)    Hedging components of other comprehensive (loss) income (“OCI”):

	2025	2024

Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$5,559	$(4,806)
Commodity price risk	(29,218)	(14,525)
Interest rate risk	312	3,246

Income taxes	857	(38)

Amounts reclassified from OCI to inventory, related to commodity price risk	16,093	(2,800)

Amounts reclassified from OCI to net earnings, related to foreign currency risk, commodity risk, and interest rate risk, and included in:
Net sales	3,200	(809)
Cost of sales	—	—
Selling, general and administrative expenses	930	211
Financial expenses, net	(34,042)	5,899
Income taxes	102	(55)
Other comprehensive (loss) income	$(36,207)	$(13,677)

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the years ended December 28, 2025 and December 29, 2024. The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the years ended December 28, 2025 and December 29, 2024.

Approximately $32.6 million of net losses presented in accumulated other comprehensive income as at December 28, 2025 are expected to be reclassified to inventory or net earnings within the next twelve months.

GILDAN 2025 REPORT TO SHAREHOLDERS 122

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. SHARE-BASED COMPENSATION:

The Company’s Long-Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs"), and non-dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries. The number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs for the LTIP is fixed at 13,797,851. As at December 28, 2025, 347,961 common shares remained authorized for future issuance under this plan.

Holders of Treasury RSUs and non-Treasury RSUs are entitled to dividends declared by the Company which are recognized in the form of additional equity awards equivalent in value to the dividends paid on common shares. The vesting conditions of the additional equity awards are subject to the same performance objectives and other terms and conditions as the underlying equity awards. The additional awards related to outstanding Treasury RSUs and non-Treasury RSUs expected to be settled in common shares are credited to contributed surplus when the dividends are declared.

(a) Stock options:
The following pertains to legacy Gildan grants that were issued in fiscal 2015, and which vested on the third anniversary of the grant date. The exercise price payable for each common share covered by a stock option is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Most stock options vest equally beginning on the second, third, fourth, and fifth anniversary of the grant date.
Stock options issued in Canadian dollars and to be exercised on the TSX:

	Number	Weighted exercise price (CA$)

Stock options outstanding, December 31, 2023	283	$42.27
Changes in outstanding stock options:
Granted	—	—
Exercised	—	—
Forfeited	—	—
Stock options outstanding, December 29, 2024	283	42.27
Changes in outstanding stock options:
Granted	—	—
Exercised	(283)	42.27
Stock options outstanding, December 28, 2025	—	$—
For stock options exercised during fiscal 2025, the weighted average share price at the date of exercise on the TSX was CA$77.42.

The following pertains to Hanes fully vested stock options that were converted to Gildan equity awards at closing, in accordance with the Merger Agreement. The number of Gildan equity awards to be issued to each holder of Hanes is equal to: (i) the number of such Hanes equity awards outstanding; multiplied by (ii) the sum of: (a) 0.102 and (b) the quotient obtained by dividing $0.80 by a share price of $57.13, which is the average of the volume weighted average prices of Gildan common shares for the 20 consecutive trading days up to two days prior to the closing date of December 1, 2025. As at December 28, 2025, these options were fully vested.

GILDAN 2025 REPORT TO SHAREHOLDERS 123

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
17. SHARE-BASED COMPENSATION (continued):

(a) Stock options (continued):
Stock options issued in U.S. dollars and to be exercised on the NYSE:

	Number	Weighted average fair value per unit

Stock options outstanding, December 29, 2024	—	—
Changes in outstanding stock options:
Replacement awards issued at acquisition	28	2.24
Stock options outstanding, December 28, 2025	28	$2.24

There were no stock options exercised during fiscal 2025.

The following table summarizes information about stock options issued and outstanding and exercisable at December 28, 2025:

	Options issued and outstanding		Options exercisable
Exercise prices	Number	Remaining weighted average contractual life (yrs)	Number

US$153.39	28	4.59	28
The compensation expense related to stock options included in operating income for fiscal 2025 was nil (2024 - nil).

(b)    Restricted share units:
A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. All Treasury RSUs awarded to date vest within a 4 to 5-year period. Treasury RSUs may also be subject to performance conditions.

On December 12, 2024, the Company granted treasury share units to employees eligible to participate in the Company's long-term incentive plan (LTIP), subject to share price hurdle performance objectives. This award will vest at the end of a four or five-year period. Based on the Monte-Carlo pricing model, the grant date fair value of treasury RSUs granted of 1,530,644 units during the fiscal year ended December 29, 2024 was $21.91 per unit. The fair value of the grant of $33.5 million will be amortized over a 4 or 5 year period. During, fiscal 2025 an additional 262,056 units were granted, for which the fair value was $5.7 million and will be amortized over a 4 year period. The following table summarizes the assumptions used in the Monte-Carlo pricing model for the treasury RSU grant:

2024

Share price at grant date	$48.82
Risk-free interest rate (5 years)	3.76%
Expected volatility	31.81%
Expected dividend yield	1.70%

GILDAN 2025 REPORT TO SHAREHOLDERS 124

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
17. SHARE-BASED COMPENSATION (continued):
(b)    Restricted share units (continued):
Outstanding Treasury RSUs were as follows:

	Number	Weighted average fair value per unit

Treasury RSUs outstanding, December 31, 2023	61	$34.69
Changes in outstanding Treasury RSUs:
Granted[1]	1,531	21.91
Granted for dividends declared	1	40.40
Settled through the issuance of common shares	(20)	31.38
Treasury RSUs outstanding, December 29, 2024	1,573	22.30
Changes in outstanding Treasury RSUs:
Granted[1]	262	21.91
Granted for dividends declared	1	48.44
Settled through the issuance of common shares	(7)	36.54
Forfeited	(37)	21.91
Treasury RSUs outstanding, December 28, 2025	1,792	$22.21
1) Includes 84,851 (2024 - 968,068) Treasury RSUs granted to four executive officers of the Company.

As at December 28, 2025 and December 29, 2024, none of the outstanding Treasury RSUs vested.

The compensation expense related to Treasury RSUs included in operating income for fiscal 2025 was an expense of $6.2 million (2024 - $0.9 million), and the counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

GILDAN 2025 REPORT TO SHAREHOLDERS 125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
17. SHARE-BASED COMPENSATION (continued):

(b)    Restricted share units (continued):
Outstanding non-Treasury RSUs were as follows:

	Number	Weighted average fair value per unit

Non-Treasury RSUs outstanding, December 31, 2023	1,516	$33.26
Changes in outstanding non-Treasury RSUs:
Granted[1]	787	38.42
Additional units for performance conditions	485	30.73
Granted for dividends declared	33	42.22
Settled - common shares	(707)	31.10
Settled - payment of withholding taxes	(412)	31.08
Forfeited	(42)	35.14
Settled in cash for outgoing executives	(82)	35.08
Reinstated awards for President & CEO	440	37.91
Non-Treasury RSUs outstanding, December 29, 2024	2,018	36.91
Changes in outstanding non-Treasury RSUs:
Granted[2]	547	55.08
Replacement awards issued at acquisition[3]	1,020	55.82
Additional units for vested performance conditions	370	38.40
Granted for dividends declared	35	36.83
Settled - common shares	(643)	37.70
Settled - payment of withholding taxes	(434)	37.84
Forfeited	(49)	39.63
Non-Treasury RSUs outstanding, December 28, 2025	2,864	$46.95
(1) 2024 grants include 291,804 RSUs granted to three executive officers (Key management personnel) of the Company, under the Company’s annual long-term incentive program (LTIP) and for special retention awards granted to these executive officers to ensure stability and operational performance in light of the CEO transition process and proxy contest, as well as 211,659 RSUs granted to Mr. Chamandy on June 28, 2024, under the Company’s annual LTIP program, with a total grant date fair value of $8.7 million. Refer to note 25 in subsection "Key management personnel compensation" for additional information on executive compensation.
(2) 2025 grants include 299,530 RSUs granted to five executive officers (Key management personnel) of the Company, under the Company’s annual long-term incentive program (LTIP) with a total grant date fair value of $16.5 million.
(3) In accordance with the Merger Agreement, Hanes RSUs and PSUs were converted to Gildan equity awards at closing. The Hanes PSUs were modified to remove performance and market conditions at December 1, 2025 upon conversion into Gildan RSUs and were converted to Gildan’s RSUs at target. The terms and conditions of each replacement Gildan RSU will otherwise remain unchanged from the terms and conditions of the Hanes RSUs and PSUs as a result of the conversion. The Hanes RSUs that were converted to Gildan RSUs are subject to graded vesting over a three-year period. The Hanes PSUs which were converted into Gildan RSUs are subject to a cliff vesting over an 3 year period. The number of Gildan equity awards issued to each holder of Hanes is equal to: (i) the number of such Hanes equity awards outstanding; multiplied by (ii) the sum of: (a) 0.102 and (b) the quotient obtained by dividing $0.80 by a share price of $57.13, which is the average of the volume weighted average prices of Gildan common shares for the 20 consecutive trading days up to two days prior to the closing date of December 1, 2025. The fair value of $57.0 million of the replacement awards was estimated using the Gildan share price at the date of acquisition multiplied by the number of RSUs issued in replacement of the Hanes awards. The value of the Gildan replacement equity awards related to services provided prior to the closing of the acquisition was allocated to the consideration paid for the acquisition (refer to note 5 Business acquisitions for additional information) and the value related to future services to be provided after the close of the acquisition will be recognized as share-based compensation expense over the remaining service period. $19.8 million of the post-acquisition expense was recorded in restructuring and acquisition-related costs for the year ended December 28, 2025. Refer to Note 19 for additional information.
GILDAN 2025 REPORT TO SHAREHOLDERS 126

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
17. SHARE-BASED COMPENSATION (continued):

(b)    Restricted share units (continued):
Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares purchased on the open market, at the Company's option. Non-Treasury RSUs are settled in common shares purchased on the open market, and to the extent that the Company has an obligation under tax laws to withhold an amount for an employee’s tax obligation associated with the share-based payment the Company settles non-Treasury RSUs on a net basis.

The outstanding non-Treasury RSUs awarded to executive officers have vesting conditions that are dependent upon the financial performance and share price of the Company relative to a benchmark group of North American publicly listed companies. In addition, up to two times the actual number of non-Treasury RSUs awarded can vest if exceptional financial performance is achieved. As at December 28, 2025, 754,083 of the outstanding non-Treasury RSUs were vested and not settled (2024 - nil).

The compensation cost related to non-Treasury RSUs included in operating income for fiscal 2025 was an expense of $41.5 million (2024 - $63.4 million), and the counterpart has been recorded as contributed surplus. When the underlying common shares are delivered to employees for settlement upon vesting, the amounts previously credited to contributed surplus are transferred to share capital. The lower expense compared to last year is mainly due to the accelerated vesting of non-Treasury RSU awards for outgoing executives Mr. Tyra and Mr. Bajaj resulting in an expense of $12.3 million in fiscal 2024, as described in notes 18(e) and 25 to these financial statements, and the impact of Mr. Chamandy’s termination and subsequent reinstatement as President and Chief Executive Officer which included the reinstatement of share-based awards which had been canceled by the previous Board of Directors in the fourth quarter of 2023 (resulting in a past service expense of $17.0 million for the year ended December 29, 2024 as described in note 18(d) to these financial statements). The accelerated expense for the two outgoing executives included amounts relating to share-based awards with a total value of approximately $12.0 million, which were approved during the first quarter of fiscal 2024 but for which the number of RSUs had not been established due to the Company being in a trading blackout. These awards were fully paid out in the second quarter of fiscal 2024 to the outgoing executives at the approved value, before the number of RSUs relating thereto was established, and therefore do not appear in the RSU table above.

(c)    Deferred share unit plan:
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors who must receive at least 50% of their annual board retainers in the form of deferred share units ("DSUs"). The value of these DSUs is based on the Company’s share price at the time of payment of the retainers or fees. Holders of deferred share units are entitled to dividends declared by the Company which are recognized in the form of additional awards equivalent in value to the dividends paid on common shares. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at December 28, 2025, there were 48,747 (December 29, 2024 - 140,393) DSUs outstanding at a value of $3.1 million (December 29, 2024 - $6.6 million). This amount is included in accounts payable and accrued liabilities based on a fair value per deferred share unit of $63.65 (December 29, 2024 - $46.86). The DSU obligation is adjusted each quarter based on the market value of the Company’s common shares. The Company includes the cost of the DSU plan in selling, general and administrative expenses, which for fiscal 2025 was $2.4 million (2024 - $4.9 million).

Changes in outstanding DSUs were as follows:

	2025	2024

DSUs outstanding, beginning of fiscal year	140	411
Granted	30	46
Granted for dividends declared	1	4
Forfeited
Redeemed[1]	(122)	(321)
DSUs outstanding, end of fiscal year	49	140
1) The redemption value for 119,298 redeemed DSUs in fiscal 2025, as well 320,862 DSUs from fiscal 2024 are included in accounts payable and accrued liabilities as at December 28, 2025. Refer to note 25 for additional information.
GILDAN 2025 REPORT TO SHAREHOLDERS 127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
17. SHARE-BASED COMPENSATION (continued):

(d)    Employee share purchase plans:
The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase common shares of the Company at a price of 90% of the then current share price as defined in the plans from Treasury. Employees purchasing shares under the plans subsequent to January 1, 2008 must hold the shares for a minimum of two years. The Company has reserved 5,000,000 common shares for issuance under the plans. As at December 28, 2025, 4,300,120 common shares remained authorized for future issuance under the plans. Included as compensation costs in selling, general and administrative expenses is $0.2 million (2024 - $0.2 million) relating to the employee share purchase plans.

18. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES:

(a)    Selling, general and administrative expenses:

	2025	2024

Selling expenses	$74,722	$55,497
Administrative expenses	179,580	218,537
Distribution expenses	135,049	116,735
	$389,351	$390,769

(b)    Employee benefit expenses:

	2025	2024

Salaries, wages and other short-term employee benefits	$627,033	$561,793
Share-based payments	67,760	64,524
Post-employment benefits	61,817	29,960
	$756,610	$656,277

(c) Government assistance:
During the year ended December 28, 2025, a recovery of $18.3 million (2024 - $15.2 million) was recognized in cost of sales in the consolidated statements of earnings and comprehensive income relating to government assistance for production costs.
During the second quarter of fiscal 2024, the Government of Barbados enacted a jobs credit, in order to foster economic activity and employment in Barbados. The jobs credit was effective retroactively to January 1, 2024. For the year ended December 28, 2025, the Company recognized $45.9 million (2024 - $41.8), for this jobs credit, as a reduction of SG&A expenses in the consolidated statements of earnings and comprehensive income, of which $39.1 million was applied as a reduction to income taxes payable, and $6.8 million recorded in other non-current assets.

GILDAN 2025 REPORT TO SHAREHOLDERS 128

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
18. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES (continued):

(d) Costs relating to proxy contest and leadership changes and related matters:
During the year ended December 28, 2025, the Company recognized costs relating to the recent proxy contest and leadership changes and related matters in SG&A expenses of $2.8 million, consisting of the following:
•Advisory fees on shareholder matters of $2.8 million;
•Stock-based compensation relating to special retention awards, net of jobs credits, of $0.1 million (recovery). At the grant date, these special retention awards had a total fair value of $8.6 million. The stock-based compensation expense relating to these awards is being recognized over the respective vesting periods, with most of the awards having vested at the end of 2024; and
•Incremental costs relating to the previous Board and refreshed Board of $0.1 million. This charge relates to the increase in value of the deferred share units (DSU) liability.
During the year ended December 29, 2024, the Company recognized costs relating to the recent proxy contest and leadership changes and related matters in SG&A expenses of $82.7 million, consisting of the following:
•Advisory fees on shareholder matters of $36.7 million;
•Severance and other termination benefits of $21.6 million, to outgoing executives (Mr. Tyra and Mr. Bajaj) following the conclusion of the proxy contest in May 2024 which includes an expense of $12.3 million resulting from the accelerated vesting of RSU awards;
•Compensation expenses relating to Mr. Chamandy’s termination and subsequent reinstatement as President and Chief Executive Officer of $8.9 million. The expense includes $1.7 million, for short-term incentive plan benefits, as well as $17.0 million, in stock-based compensation expense adjustments for reinstated share-based awards (for which a reversal of compensation expense of approximately $6.0 million was recorded in the fourth quarter of fiscal 2023), partially offset by the reversal of $9.8 million, in severance benefits which had been accrued in the fourth quarter of 2023;
•Incremental costs relating to the previous Board and refreshed Board of $8.7 million. These charges include $4.8 million, for a Directors and Officers run-off insurance policy, $0.6 million, for special board meeting fee payments, and $3.3 million, for the increase in value of the deferred share units (DSU) liability;
•Stock-based compensation relating to special retention awards of $3.8 million. The expense includes $5.8 million in retention awards, partially offset by $2.0 million in jobs credit. At the grant date, these special retention awards had a total fair value of $8.6 million. The stock-based compensation expense relating to these awards is being recognized over the respective vesting periods, with most of the awards originally vesting at the end of 2024. In connection with the departure of Mr. Bajaj, $2.5 million of these awards were fully paid out in cash to him during the second quarter of 2024; and
•Advisory, legal and other expenses of $3.0 million, with respect to the announced review process initiated by the previous Board following receipt of a confidential non-binding expression of interest to acquire the Company.
GILDAN 2025 REPORT TO SHAREHOLDERS 129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. RESTRUCTURING AND ACQUISITION-RELATED COSTS (RECOVERIES):

Restructuring and acquisition-related costs are presented in the following table, and are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions.

	2025	2024

Employee termination and benefit costs	$50,794	$—
Exit, relocation and other costs	8,007	5,619
Net loss (gain) on disposal, write-downs and accelerated depreciation of property, plant and equipment, right-of-use assets and computer software related to exit activities	2,257	(10,948)
Acquisition-related transaction and integration costs	59,520	—
	$120,578	$(5,329)

Restructuring and acquisition-related costs in fiscal 2025 include $59.5 million of transaction and integration costs incurred in connection with the Hanes acquisition, $27.5 million for severance and other related charges related to the Hanes acquisition, $19.8 million for post consideration settlement for vested shares related to the Hanes acquisition (refer to note 17 for additional information), $6.7 million of costs relating to the exit of third-party sewing contractor relationships in the south of Haiti, $4.3 million for the closure of a U.S. yarn-spinning facility, and other charges including costs relating to restructuring activities initiated in previous years. The $59.5 million in transaction and integration costs incurred in connection with the Hanes acquisition are composed of the following: $35.1 million in investment banking fees, $17.6 million in legal and regulatory fees, $4.2 million for integration related charges, as well as $2.6 million in due diligence fees.

Restructuring and acquisition-related recoveries in fiscal 2024 related to the following: $2.6 million in net gains from the sale of two previously closed yarn spinning facilities located in the United States, as well as the disposal of certain equipment, $4.9 million in gains on disposals relating to the sublease of a closed distribution facility in the western United States, and $2.2 million net losses mainly related to the completion of previously initiated restructuring activities.

The Company announced its intent to proceed with its plan to close two Hanes manufacturing facilities. The Company is evaluating alternatives relating to the continuing use or disposal of the related property, plant and equipment.

GILDAN 2025 REPORT TO SHAREHOLDERS 130

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. INCOME TAXES:

The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2025	2024

Earnings before income taxes	$471,192	$514,085
Applicable statutory tax rate	26.5%	26.5%
Income taxes at applicable statutory rate	124,866	136,233

Increase (decrease) in income taxes resulting from:
Effect of different tax rates and additional income taxes in other jurisdictions	(122,546)	(110,434)
Global Minimum Tax ("GMT") top-up tax	27,902	33,000
Income tax and other adjustments related to prior taxation years	(1,165)	(1,279)
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	—	10,904
Non-recognition of tax benefits related to tax losses and temporary differences	27,335	45,171
Effect of non-deductible expenses and other	20,865	(375)
Total income tax expense	$77,257	$113,220
Average effective tax rate	16.4%	22.0%

The Company’s applicable statutory tax rate is the Canadian combined rate applicable in the jurisdictions in which the Company operates.

The details of income tax expense are as follows:

	2025	2024

Current income taxes
Corporate income tax	$55,665	$68,157
Global Minimum Tax top-up tax	27,902	33,000
Adjustments relating to prior taxation years	(1,646)	(602)
	81,921	100,555

Deferred income taxes:
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	—	10,904
Origination and reversal of temporary differences	(32,480)	(42,708)
Non-recognition of tax benefits related to tax losses and temporary differences	27,335	45,146
Adjustments relating to prior taxation years	481	(677)
	(4,664)	12,665
Total income tax expense	$77,257	$113,220

The Company operates in several jurisdictions that have enacted the Organisation for Economic Co‑operation and Development’s global minimum tax (“GMT”) regime, also known as Pillar Two, that is in effect, including Canada and Barbados. For the year ended December 28, 2025, the Company recognized a current tax expense related to Pillar Two income taxes of approximately $27.9 million (December 29, 2024 - $33.0 million). The majority of this amount is payable under Barbados’ Pillar Two legislation. In accordance with the amendments to IAS 12, the Company has applied the mandatory temporary exception from recognizing or disclosing deferred taxes relating to the Pillar Two legislation in the consolidated financial statements for the year ended December 28, 2025.
GILDAN 2025 REPORT TO SHAREHOLDERS 131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
20. INCOME TAXES (continued):

During the second quarter of fiscal 2024, the Government of Barbados increased the corporate tax rate applicable to the Company from a sliding scale of 5.5% to 1% to a flat rate of 9%, effective January 1, 2024. For the year ended December 29, 2024, the Company recognized a deferred income tax expense of $10.9 million related to the impact of the tax rate increase on the remeasurement of deferred tax assets and liabilities in Barbados.

Significant components of the Company’s deferred income tax assets and liabilities relate to the following temporary differences and unused tax losses:

	December 28, 2025	December 29, 2024

Deferred income tax assets:
Non-capital losses	$1,041,818	$138,615
Non-deductible reserves and accruals	272,241	50,932
Property, plant and equipment	21,237	18,859
Lease liability	64,433	23,366
Tax credits	29,170	—
Other items	10,426	10,183
	1,439,325	241,955
Unrecognized deferred income tax assets	(1,006,015)	(175,571)
Deferred income tax assets	$433,310	$66,384

Deferred income tax liabilities:
Right-of-use assets	$(64,300)	$(20,726)
Property, plant and equipment	(69,913)	(43,016)
Intangible assets	(677,242)	(9,472)
Deferred income tax liabilities	(811,455)	(73,214)
Deferred income taxes	$(378,145)	$(6,830)

The details of changes to deferred income tax assets and liabilities were as follows:

	2025	2024

Balance, beginning of fiscal year, net	$(6,830)	$5,853

Recognized in the statements of earnings:
Non-capital losses	(2,267)	19,419
Non-deductible reserves and accruals	29,440	31,097
Property, plant and equipment	4,455	(4,727)
Right of use assets and lease liability	155	(1,539)
Tax credits, capital losses, and other items	1,359	—
Intangible assets	(464)	(864)
Other	(679)	(1)
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	—	(10,904)
Unrecognized deferred income tax assets	(27,335)	(45,146)
	4,664	(12,665)

Business acquisitions	(376,637)	—
Other	658	(18)
Balance, end of fiscal year, net	$(378,145)	$(6,830)

GILDAN 2025 REPORT TO SHAREHOLDERS 132

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
20. INCOME TAXES (continued):

Deferred income tax assets and liabilities are presented in the statement of financial position as follows:

	December 28, 2025	December 29, 2024

Deferred income tax assets	$22,952	$21,800
Deferred income tax liabilities	401,097	28,630
Deferred income taxes	$(378,145)	$(6,830)

On December 1, 2025, the Company acquired 100% of the common shares of Hanes. The income taxes include the results of Hanes from December 1, 2025, along with a net increase in the deferred tax liability of $376.6 million which includes the balances acquired at the date of the acquisition and the tax impact of adjustments recorded as part of the purchase price allocation.

As at December 28, 2025, the Company has tax credits, capital and non-capital loss carryforwards, and other deductible temporary differences available to reduce future taxable income for tax purposes representing a tax benefit of approximately $1.0 billion, for which no deferred tax asset has been recognized (December 29, 2024 - $175.6 million), because the criteria for recognition of the tax asset was not met. The tax credits and capital and non-capital loss carryforwards expire between 2026 and indefinitely. The recognized deferred tax asset related to loss carryforwards is supported by projections of future profitability of the Company. This includes the Federal and State losses in the United States which were acquired as part of the acquisition of HanesBrands. Certain State losses are not recognized on the basis of inadequate profits forecasts for those State filings and on foreign (non-U.S.) tax losses that are likely to expire before they can be utilized.

The Company has unrecognized deferred income tax liabilities for the undistributed profits of subsidiaries operating in foreign jurisdictions, for which it currently has no intention to repatriate these profits. If expectations or intentions change in the future, the Company may be subject to an additional tax liability upon distribution of these earnings in the form of dividends or otherwise. As at December 28, 2025, a deferred income tax liability of approximately $206 million would result from the recognition of the taxable temporary differences of approximately $2.7 billion.

GILDAN 2025 REPORT TO SHAREHOLDERS 133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	2025	2024
Net earnings:
Continuing operations	$393,935	$400,865
Discontinued operations	4,944	—
Total	$398,879	$400,865
Basic earnings per share:
Continuing operations	$2.57	$2.46
Discontinued operations	0.04	—
Total	$2.61	$2.46
Diluted earnings per share:
Continuing operations	$2.57	$2.46
Discontinued operations	0.04	—
Total	$2.61	$2.46
Basic weighted average number of common shares outstanding	153,005	162,928
Plus dilutive impact of stock options, Treasury RSUs, and common shares held in trust	66	251
Diluted weighted average number of common shares outstanding	153,071	163,179

Excluded from the above calculation for the year ended December 28, 2025 are 1.8 million treasury RSUs which are considered contingently issuable shares for which performance conditions have not been met as at December 28, 2025.

22. DEPRECIATION AND AMORTIZATION:

	2025	2024

Depreciation of property, plant and equipment (note 9)	$119,010	$111,132
Depreciation of right-of-use assets (note 10)	18,658	14,128
Adjustment for the variation of depreciation included in inventories at the beginning and end of the year	(6,743)	(298)
Amortization of intangible assets, excluding software (note 11)	11,273	8,104
Amortization of software (note 11)	5,368	5,136
Depreciation and amortization included in net earnings	$147,566	$138,202

GILDAN 2025 REPORT TO SHAREHOLDERS 134

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. BUSINESSES HELD FOR SALE AND DISCONTINUED OPERATIONS:

In December 2024, Hanes finalized plans to exit the Champion Japan business. The final sale is expected to be completed in fiscal 2026, and therefore the assets and liabilities of Champion Japan are recorded as held for sale. As described in note 2c, the assets and liabilities of HAA are reported as held for sale, and HAA's results of operations are classified as discontinued operations.

Assets and liabilities of businesses classified as held for sale in the statements of financial position consist of the following:

	2025	2024

Assets held for sale - HAA	$906,236	$—
Assets held for sale - Champion Japan	53,077	—
	$959,313	$—

Liabilities held for sale - HAA	$309,262	$—
Liabilities held for sale - Champion Japan	71,661	—
	$380,923	$—

The key components of the operating results of the discontinued operations for HAA are as follows:

	2025	2024

Net sales	$69,933	$—
Cost of sales	38,276	—
Gross profit	31,657	—
Selling, general and administrative expenses	24,429	—
Operating income	7,228	—
Other expenses	30	—
Financial expenses, net	3,144	—
Earnings from discontinued operations, before income taxes	4,054	—
Income tax recovery	(890)	—
Earnings from discontinued operations, net of tax	$4,944	$—

GILDAN 2025 REPORT TO SHAREHOLDERS 135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)    Adjustments to reconcile net earnings to cash flows from operating activities - other items:

	2025	2024

Unrealized net loss (gain) on foreign exchange and financial derivatives	$235	$23
Non-cash restructuring costs (recoveries) related to property, plant and equipment (PP&E), right-of-use assets, and computer software (note 19)	2,257	(10,948)
Cash settled share-based awards in connection with outgoing executives' termination benefits	—	(15,396)
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to inventory and net earnings	(11,703)	(6,095)
Net interest expense incurred on bond issuance previous to Hanes transaction close	2,895	—
Restructuring charges related to post consideration settlement for vested shares related to the Hanes acquisition	19,803	—
Gain on debt redemption, net of debt breakage fee	(3,475)	—
Other non-current assets	(893)	(17,681)
Other non-current liabilities	5,210	1,357
Bridge facility commitment fees	9,275	—
	$23,604	$(48,740)

(b)    Variations in non-cash transactions:

	2025	2024

Net additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	$1,376	$(2,894)
Proceeds on disposal of property, plant and equipment and computer software included in other current assets	(10)	(176)
Amounts payable relating to taxes on share repurchases included in accounts payable and accrued liabilities	3,336	14,904
Reclass from accounts payable and accrued liabilities to contributed surplus pursuant to change in settlement of restricted share units	—	(2,384)
Amounts payable relating to non-Treasury RSUs to be settled in cash included in accounts payable and accrued liabilities	—	2,384
Additions to right-of-use assets included in lease obligations	22,919	33,794
Shares repurchases for cancellation included in accounts payable and accrued liabilities	(937)	(9,014)
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	16,570	21,184
Deferred compensation credited to contributed surplus	(1,636)	1,312
Non-cash ascribed value credited to contributed surplus for dividends attributed to restricted share units	—	1,275
Shares issued to acquire Hanes (note 5)	2,014,571	—
Withholding taxes payable pursuant to vesting of RSU	17,326	—

GILDAN 2025 REPORT TO SHAREHOLDERS 136

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
24. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(c)    Changes in working capital balances:

	2025	2024

Trade accounts receivable	$(87,325)	$(134,372)
Income taxes	10,578	27,588
Inventories	(117,169)	(20,823)
Prepaid expenses, deposits and other current assets	29,065	(11,435)
Accounts payable and accrued liabilities	153,674	73,121
	$(11,177)	$(65,921)

(d)    Cash flows used in financing activities - other items:

	2025	2024

Payment of lease obligations (note 10(b))	$(25,660)	$(15,244)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(23,992)	(19,202)
Proceeds from the issuance of shares	10,067	6,865
Payment of tax on shares repurchased for cancellation under normal course issuer bid program	(14,910)	—
Share repurchases for settlement of non-Treasury RSUs (note 15(e))	(29,493)	(27,693)
Transaction costs on equity issuance	(2,447)	—
Deferred financing costs	(18,677)	—
	$(105,112)	$(55,274)

GILDAN 2025 REPORT TO SHAREHOLDERS 137

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. RELATED PARTY TRANSACTIONS:

Key management personnel compensation:
Key management personnel includes those individuals that have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and is comprised of the members of the executive management team and the Board of Directors. The amount for compensation expense recognized in net earnings for key management personnel, was as follows:

	2025	2024

Short-term employee benefits(1)	$10,656	$10,964
Post-employment benefits	416	209
Termination benefits(2)	—	(487)
Share-based payments(1)	36,929	53,577
	$48,001	$64,263
(1) As a result of the termination and subsequent reinstatement of the employment of Mr. Glenn J. Chamandy as President and Chief Executive Officer (CEO) and Director of the Company, short-term employee benefits for fiscal 2024 included $1.7 million for short-term incentive plan benefits, and share-based payments include $17.0 million in stock-based compensation expense adjustments for reinstated share-based awards (for which a reversal of compensation expense of approximately $6 million was recorded in the fourth quarter of fiscal 2023.
(2) Fiscal 2024 included $9.3 million of severance to outgoing executives (see note 18(d)), more than offset by the reversal of $9.8 million in severance benefits which had been accrued in the fourth quarter of 2023.

The amounts included in accounts payable and accrued liabilities for share-based compensation awards to key management personnel were as follows:

	December 28, 2025	December 29, 2024

DSUs[1]	$20,931	$18,687
1) $17.8 million of fiscal 2025 amount represents the redemption value of the redeemed and unpaid portion of deferred share units (DSU) held by members of the Previous board.

Other:
During fiscal 2024, the Company incurred $0.1 million in travel related expenses for the Board of Directors.

During fiscal 2025, the Company incurred expenses for aircraft and other services of $1.1 million (2024 - $1.3 million), with companies controlled by the President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties. As at December 28, 2025, the amount in accounts payable and accrued liabilities related to the airplane usage and other services was $0.1 million (December 29, 2024 - $0.2 million).

Included in selling, general and administrative expenses (SG&A), for the year ended December 29, 2024, were the following related party transactions:

–$21.6 million of severance and other termination benefits to outgoing executives (see note 18(d)). The cash payouts in the second quarter of 2024 for the severance and termination benefits totaled $24.4 million, of which $15.3 million was for Mr. Tyra and $9.1 million was for Mr. Bajaj.
–$9.4 million in accrued expenses related to the approved reimbursement of legal and other advisory expenses incurred by Browning West (one of the Company's shareholders which has a partner serving on the Company’s Board of Directors since May 23, 2024). The approved reimbursement related to expenses incurred by Browning West relating to the proxy contest which arose following the termination of the Company’s President and Chief Executive Officer, Mr. Glenn Chamandy, and his subsequent reinstatement as President and Chief Executive Officer on May 24, 2024.
–Refer to note 18(d) for compensation expenses relating to Mr. Chamandy’s reinstatement as President and CEO, as well incremental costs relating to the previous Board and refreshed Board, and note 17 regarding a share-based award approved for Mr. Chamandy in the second quarter of fiscal 2024.

GILDAN 2025 REPORT TO SHAREHOLDERS 138

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES:

(a) Claims and litigation:
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

The Company records a liability when it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. The Company reviews these matters at least quarterly and adjusts these liabilities to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events, pertaining to a particular case.

(b)    Guarantees:
The Company, and some of its subsidiaries, have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at December 28, 2025, the maximum potential liability under these guarantees was $140.5 million (December 29, 2024 - $97.7 million), of which $54.3 million was for surety bonds and $86.2 million was for financial guarantees and standby letters of credit (December 29, 2024 - $17.2 million and $80.5 million, respectively).

As at December 28, 2025, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items.

GILDAN 2025 REPORT TO SHAREHOLDERS 139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. CAPITAL DISCLOSURES:

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that reflects a target ratio of financial leverage as noted below.

The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company’s use of capital is to finance working capital requirements, capital expenditures, business acquisition, payment of dividends, as well as share repurchases. The Company currently funds these requirements out of its internally-generated cash flows and with funds drawn from its long-term debt facilities.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio. The Company’s net debt leverage ratio is defined as the ratio of net debt to adjusted EBITDA for the trailing twelve months, on a proforma basis to reflect continuing and discontinued operations and business acquisitions made during the trailing twelve month period, as if they had occurred at the beginning of the trailing twelve month period. Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets and reversal of impairments on intangible assets, net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, inventory fair value step-up cost recorded as part of the Hanes business acquisition, and other adjustments which are considered to be of a non-recurring nature. The Company has set a fiscal year-end net debt leverage target ratio of 1.5 to 2.5 times adjusted EBITDA. As at December 28, 2025, the Company’s net debt leverage ratio was 3.0 times (December 29, 2024 - 1.9 times). Refer to note 15 d) for additional information.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors will consider several factors when deciding to declare quarterly cash dividends or approve share repurchase programs, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. On February 18, 2025, the Board of Directors approved a 10% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.226 per share. The Company paid dividends of $135.2 million during the year ended December 28, 2025, representing dividends declared per common share of $0.904. On February 25, 2026, the Board of Directors approved a 10% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.249 per share, on all of the issued and outstanding common shares of the Company, rateably and proportionately, to the holders of record on March 19, 2026. The Company repurchased for cancellation a total of 3,749,900 common shares (2024 - 17,735,095 common shares) under its NCIB programs for a total cost of $185.9 million (2024 - $761.5 million) during the year ended December 28, 2025. In connection with the Hanes acquisition (refer note 5 for additional information), we have paused our share repurchases until our net debt leverage ratio returns to the midpoint of the target range.

The Company is not subject to any capital requirements imposed by a regulator.

GILDAN 2025 REPORT TO SHAREHOLDERS 140

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28. FINANCIAL RISK MANAGEMENT:

Due to the nature of the activities that the Company carries out and as a result of holding financial instruments, the Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of its common shares under the Company's share-based compensation plans.

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and the market price of its own common shares. The use of derivative financial instruments is governed by the Company’s Financial Risk Management Policy approved by the Board of Directors and is administered by the Financial Risk Management Committee. The Financial Risk Management Policy of the Company stipulates that derivative financial instruments should only be used to hedge or mitigate an existing financial exposure that constitutes a commercial risk to the Company, and if the derivatives are determined to be the most efficient and cost effective means of mitigating the Company’s exposure to liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices. Hedging limits, as well as counterparty credit rating and exposure limitations are defined in the Company’s Financial Risk Management Policy, depending on the type of risk that is being mitigated. Derivative financial instruments are not used for speculative purposes.

At the inception of each designated hedging derivative contract, the Company formally designates and documents the hedging relationship and its risk management objective and strategy for undertaking the hedge. Documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the Company will assess whether the hedging relationship meets the hedge effectiveness requirements, including its analysis of the sources of hedge ineffectiveness and how they determine the hedge ratio.

Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s trade accounts receivable. The Company may also have credit risk relating to cash and cash equivalents and derivative financial instruments, which it manages by dealing only with highly rated North American and European financial institutions. The Company's credit risk may also be exacerbated during periods of weak general economic and financial conditions. The Company's trade accounts receivable and credit exposure fluctuate throughout the year based on the seasonality of its sales and other factors. The Company’s average trade accounts receivable and credit exposure during an interim reporting period may be significantly higher than the balance at the end of that reporting period.

Under the terms of receivables purchase agreements, the Company may continuously sell trade accounts receivables of certain designated customers to a third-party financial institution in exchange for a cash payment equal to the face value of the sold trade accounts receivables, less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade accounts receivables but does not retain any credit risk with respect to any trade accounts receivables that have been sold. All trade accounts receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position, as the sale of the trade accounts receivables qualify for de-recognition. The three receivables purchase agreements allow for the sale of a maximum of $975 million, $400 million, and $150 million, respectively, of accounts receivables at any one time. The first agreement expires on June 16, 2026, subject to annual extensions, and the other two agreements do not have specified expiry dates and may be terminated by either party with 90 days’ prior written notice.

The Company’s credit risk for trade accounts receivables is concentrated as the majority of its sales are to a relatively small group of wholesale distributors and mass-market and other retailers. As at December 28, 2025, the Company’s ten largest trade debtors accounted for 80% of trade accounts receivable (2024 - 87%). The Company’s main trade debtors are located in the U.S. The remaining trade accounts receivable balances are dispersed among a larger number of debtors across many geographic areas including Canada, Europe, Asia-Pacific, and Latin America.

As at December 28, 2025, the Company's largest wholesale distributor accounted for 67% of trade accounts receivable (2024 - 69%) and 33% of total net sales during fiscal 2025 (2024 - 39% ).

The Company makes an assessment of whether accounts receivable are collectable, based on an expected credit loss model which factors in changes in credit quality since the initial recognition of trade accounts receivable based on customer risk categories. Credit quality is assessed by taking into account the financial condition and payment history of the Company's customers, and other factors.

GILDAN 2025 REPORT TO SHAREHOLDERS 141

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28. FINANCIAL RISK MANAGEMENT (continued):

Credit risk (continued)
In determining its allowance for expected credit losses, the Company applies the simplified approach per IFRS 9, Financial Instruments, and calculates expected credit losses based on lifetime expected credit losses. The Company uses a provision matrix, which segregates its customers by their economic characteristics and allocates expected credit loss rates based on days past due of its trade receivables. Expected credit loss rates are based on the Company’s historical credit loss experience, adjusted for forward-looking factors of the economic environment.

Most of the Company’s customers have been transacting with the Company or its subsidiaries for several years. Certain wholesale distributors are highly leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with trade accounts receivable and inventory pledged as collateral. The financial leverage of these customers may limit or prevent their ability to refinance existing indebtedness or to obtain additional financing and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company’s mass-market and other retailer customers vary significantly.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company’s primary sales offices in Christ Church, Barbados, and Winston-Salem, North Carolina. Where available, the Company’s credit departments periodically review external ratings and customer financial statements and, in some cases, obtain bank and other references. New customers are subject to a specific validation and pre-approval process. From time to time, where circumstances warrant, the Company will temporarily transact with customers on a prepayment basis. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk in its entirety and there can be no assurance that these controls will continue to be effective or that the Company’s historical credit loss experience will continue.

The Company’s exposure to credit risk for trade accounts receivable by geographic area was as follows as at:

	December 28, 2025	December 29, 2024

Trade accounts receivable by geographic area:
United States	$775,419	$463,008
Canada	67,032	29,242
Europe and other	113,219	50,109
Total trade accounts receivable	$955,670	$542,359

The aging of trade accounts receivable balances was as follows as at:

	December 28, 2025	December 29, 2024

Not past due	$906,373	$524,319
Past due 0-30 days	32,676	14,782
Past due 31-60 days	8,644	7,081
Past due 61-120 days	9,151	3,361
Past due over 121 days	9,918	3,877
Trade accounts receivable	966,762	553,420
Less allowance for expected credit losses	(11,092)	(11,061)
Total trade accounts receivable	$955,670	$542,359

GILDAN 2025 REPORT TO SHAREHOLDERS 142

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28. FINANCIAL RISK MANAGEMENT (continued):
Liquidity risk
Liquidity risk is defined as the potential risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages its liquidity risk through the management of its capital structure and financial leverage, as outlined in note 27 to these consolidated financial statements. In addition, the Company manages this risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of its sales and cash receipts and the expected timing of capital expenditures.

In managing its liquidity risk, the Company relies on cash resources, debt, and cash flows generated from operations to satisfy its financing requirements. The Company may also require access to capital markets to support its operations as well as to achieve its strategic plans. Any impediments to the Company's ability to continue to meet the covenants and conditions contained in its long-term debt agreements as well as the Company's ability to access capital markets, the failure of a financial institution participating in its revolving long-term bank credit facilities, or an adverse perception in capital markets of the Company's financial condition or prospects could have a material impact on its future financing capability. In addition, the Company's access to capital markets and to financing at reasonable terms and interest rates could be influenced by the economic and credit market environment, including a potential prolonged economic downturn and recessions.

The following tables present a maturity analysis based on contractual maturity date of the Company's financial liabilities. All commitments have been reflected in the consolidated statements of financial position except for purchase obligations, as well as minimum royalty payments, which are included in the table of contractual obligations below. The amounts are the contractual undiscounted cash flows.

Carrying		Contractual	Less than	Between 1	Between 4	More than
(in $ millions)	amount	cash flows	1 year	and 3 years	and 5 years	5 years

Accounts payable and accrued liabilities	$1,264.2	$1,264.2	$1,264.2	$—	$—	$—
Long-term debt	4,313.6	4,313.6	450.0	1,355.9	1,761.5	746.2
Purchase and other obligations	—	771.9	431.8	204.4	88.8	46.9
Lease obligations	314.5	367.2	77.6	134.8	65.6	89.2
Total contractual obligations	$5,892.3	$6,716.9	$2,223.6	$1,695.1	$1,915.9	$882.3

As disclosed in note 27, the Company has granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at December 28, 2025, the maximum potential liability under these guarantees was $140.5 million, of which $54.3 million was for surety bonds and $86.2 million was for financial guarantees and standby letters of credit.

Foreign currency risk
The majority of the Company’s cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company’s functional and reporting currency. Foreign currency risk is mainly limited to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside the U.S., certain equipment purchases, and head office expenses in Canada. The Company’s exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the Pound sterling, the Euro, the Australian dollar, the Mexican peso, and the Chinese yuan. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company’s cash flows, in the reported amounts for sales and SG&A expenses in its consolidated statements of earnings and comprehensive income, and for property, plant and equipment in its consolidated statements of financial position, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each reporting dates, the impact of which is reported as a foreign exchange gain or loss and included in financial expenses (net) in the statement of earnings and comprehensive income.

GILDAN 2025 REPORT TO SHAREHOLDERS 143

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28. FINANCIAL RISK MANAGEMENT (continued):

Foreign currency risk (continued)
The Company has entered into foreign exchange cross-currency swap contracts to hedge the exposure to foreign currency exchange on the principal amount and interest payments of the senior unsecured notes which are denominated in Canadian dollars.

The Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras, Dominican Pesos, Nicaraguan Cordobas, as well as in Bangladeshi Taka. Significant changes in these currencies relative to the U.S. dollar exchange rate in the future, could have a significant impact on the Company's operating results.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flows and, from time to time will authorize the use of derivative financial instruments, such as forward foreign exchange contracts with maturities of up to three years, to economically hedge a portion of foreign currency cash flows. The Company had forward foreign exchange contracts outstanding as at December 28, 2025, consisting primarily of contracts to sell and buy Canadian dollars, sell Euros, sell Pounds sterling, sell Australian dollars, and sell Mexican pesos in exchange for U.S. dollars. The outstanding contracts and other foreign exchange contracts that were settled during fiscal 2025 were designated as cash flow hedges and qualified for hedge accounting. The underlying risk of the foreign exchange contracts is identical to the hedged risk and, accordingly, the Company has established a ratio of 1:1 for all foreign exchange hedges.

The following tables provide an indication of the Company’s significant foreign currency exposures included in the consolidated statements of financial position as at December 28, 2025 arising from financial instruments:

			December 28, 2025
(in U.S. $ millions)	CAD	GBP	EUR	AUD	MXN	CNY	BDT

Cash and cash equivalents	$1.8	$0.5	$1.1	$1.5	$1.7	$1.2	$18.0
Trade accounts receivable	53.3	2.9	32.7	6.7	5.3	0.2	—
Prepaid expenses, deposits and other current assets	0.2	—	0.3	—	0.1	0.3	7.3
Accounts payable and accrued liabilities	(13.2)	(1.7)	(9.6)	(0.9)	(2.7)	(0.7)	(12.2)
1) The Company is not exposed to foreign exchange gains or losses on its Senior unsecured Canadian notes and related interest payments, as the Company has entered into foreign exchange cross-currency swap contracts to hedge the exposure on the principal amount and interest payments.

Based on the Company’s foreign currency exposures arising from financial instruments noted above, and the impact of outstanding derivative financial instruments designated as effective hedging instruments, varying the foreign exchange rates to reflect a 5 percent strengthening of the U.S. dollar would have (decreased) increased earnings and other comprehensive income as follows, assuming that all other variables remained constant:

		For the year ended December 28, 2025
(in U.S. $ millions)	CAD	GBP	EUR	AUD	MXN	CNY	BDT

Impact on earnings before income taxes	$(2.1)	$(0.1)	$(1.2)	$(0.4)	$(0.2)	$(0.1)	$(0.7)
Impact on other comprehensive income before income taxes	1.4	1.2	1.9	0.6	1.1	—	—

An assumed 5 percent weakening of the U.S. dollar during the year ended December 28, 2025 would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant.

GILDAN 2025 REPORT TO SHAREHOLDERS 144

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28. FINANCIAL RISK MANAGEMENT (continued):
Commodity risk
The Company is subject to the commodity risk of cotton prices and cotton price movements, as the majority of its products are made of 100% cotton or blends of cotton and synthetic fibers. The Company is also subject to the risk of fluctuations in the prices of crude oil and petrochemicals as they influence the cost of polyester fibers which are used in many of its products. The Company purchases cotton from third-party merchants, cotton-based yarn from third-party yarn manufacturers, and polyester fibers from third-party polyester manufacturers. The Company assumes the risk of price fluctuations for these purchases. The Company enters into contracts, up to eighteen months in advance of future delivery dates, to establish fixed prices for its cotton and cotton-based yarn purchases and polyester fibers purchases, in order to reduce the effects of fluctuations in the cost of cotton, crude oil, and petrochemicals used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments that would need to be accounted for at fair value in the Company’s consolidated financial statements. Without taking into account the impact of fixed price contracts, a change of $0.01 per pound in the price of cotton would affect the Company’s annual raw material costs by approximately $6.0 million, based on current production levels.

In addition, fluctuations in crude oil or petroleum prices also affect the Company's energy consumption costs and can influence transportation costs and the cost of related items used in its business, including other raw materials the Company uses to manufacture its products such as chemicals, dyestuffs, and trims. The Company generally purchases these raw materials at market prices.

The Company also has the ability to enter into derivative financial instruments, including futures and option contracts, to manage its exposure to movements in commodity prices. Such contracts are accounted for at fair value in these consolidated financial statements in accordance with the accounting standards applicable to financial instruments. During fiscal 2025, the Company entered into commodity derivative contracts as described in note 16. The underlying risk of the commodity derivative contracts is identical to the hedged risk and accordingly, the Company has established a ratio of 1:1 for all commodity derivative hedges. Due to a strong correlation between commodity future contract prices and its purchased costs, the Company did not experience any significant ineffectiveness on its hedges, other than as disclosed in note 16(d).

Interest rate risk
The Company is subject to interest rate risk arising from its four term loans, which together represent an aggregate principal amount of $1.7 billion, amounts drawn on its $1.2 billion revolving long-term bank credit facilities, and its $50 million unsecured notes payable, all of which bear interest at adjusted term SOFR plus a spread. The Company is subject to interest rate risk arising from its senior unsecured Canadian notes, Series 3 of $110 million, which bear interest at CORRA plus a spread.

The Company generally fixes the rates for adjusted term SOFR based borrowings. The interest rates on amounts drawn on debt agreements and on any future borrowings will vary and are unpredictable. Increases in interest rates on new debt issuances may result in a material increase in financial charges.

The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time. The Company has floating-to-fixed interest rate swaps outstanding to hedge up to $150 million of its floating interest rate exposure on a designated portion of certain long-term debt agreements. The interest rate swap contracts are designated as cash flow hedges and qualify for hedge accounting. Refer to note 16(b) for additional information.

Based on the value of interest-bearing financial instruments during the year ended December 28, 2025, an assumed 0.5 percentage point increase in interest rates during such period would have decreased earnings before income taxes by $5.0 million. An assumed 0.5 percentage point decrease in interest rates would have had an equal but opposite effect on earnings before income taxes, assuming that all other variables remain constant.

GILDAN 2025 REPORT TO SHAREHOLDERS 145

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. DISAGGREGATION OF REVENUE:

Net sales by major product group were as follows:

	2025	2024

Activewear	$3,088,004	$2,831,078
Innerwear(1)	531,232	439,512
	$3,619,236	$3,270,590
(1) Includes hosiery, underwear, intimates and other fringe products.

Net sales were derived from customers located in the following geographic areas:

	2025	2024

United States	$3,254,214	$2,911,014
Canada	124,997	107,580
International	240,025	251,996
	$3,619,236	$3,270,590

30. ENTITY-WIDE DISCLOSURES:

Property, plant and equipment, right-of-use-assets, intangible assets, and goodwill, are allocated to geographic areas as follows:

	December 28, 2025	December 29, 2024

United States	$4,100,631	$542,322
Canada	61,784	57,713
Honduras	342,118	333,390
Caribbean	528,676	475,011
Asia-Pacific	373,615	349,627
Other	185,909	35,741
	$5,592,733	$1,793,804

Customers accounting for at least 10% of total net sales for the fiscal years ended December 28, 2025 and December 29, 2024 were as follows:

	2025	2024

Customer A	33.2%	26.8%
Customer B	14.2%	12.4%
During fiscal 2024, the Company’s two largest wholesale distributor customers (referred to as Customer A and Customer B in 2024) combined their business. As a result, for reporting purposes, the combined entity is presented as Customer A in fiscal 2025. Accordingly, comparative figures for 2024 reflect Customer A and Customer B as separate customers, while in 2025, their consolidated results are reported under Customer A.
The Company manages its business on the basis of one reportable operating segment.

GILDAN 2025 REPORT TO SHAREHOLDERS 146